Form 10-K, Exhibit 13
period 1997-12-28
APPLE SOUTH INC
filed 1998-03-23
CIK 849101

Five-Year Summary of Selected Financial Data
Apple South, Inc.
(Dollars in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                            5-year Compound
                                           Annual Growth Rate          1997         1996          1995           1994         1993
------------------------------------------------------------------------------------------------------------------------------------
Restaurant sales:
      Applebee's                                  34.7%             $454,127      379,042       300,928        201,359      150,921
      Don Pablo's                                 63.1%              196,457      133,261        88,820         57,192       31,132
      McCormick & Schmick's                          -                67,373            -             -              -            -
      Hops                                           -                49,511            -             -              -            -
      Canyon Cafes                                   -                18,577            -             -              -            -
      Harrigan's                                  (3.3)%              19,560       21,991        22,781         23,021       23,044
      Other                                      (20.7)%               2,715       11,728        27,661         18,987       12,658
------------------------------------------------------------------------------------------------------------------------------------
           Total restaurant sales                 39.8%              808,320      546,022       440,190        300,559      217,755
------------------------------------------------------------------------------------------------------------------------------------

Restaurant operating expenses:
      Food and beverage                           38.2%              225,302      150,090       120,630         84,910       63,329
      Payroll and benefits                        41.7%              249,356      162,017       129,424         87,236       62,425
      Depreciation and amortization               44.8%               31,441       22,509        17,662         11,119        7,483
      Other operating expenses                    37.9%              187,781      125,781        98,850         69,483       51,636
------------------------------------------------------------------------------------------------------------------------------------
           Total restaurant operating expenses    39.6%              693,880      460,397       366,566        252,748      184,873
------------------------------------------------------------------------------------------------------------------------------------
Income from restaurant operations                 41.2%              114,440       85,625        73,624         47,811       32,882
                                                                        14.2%        15.7%         16.7%          15.9%        15.1%

General and administrative expenses               38.0%               39,617       26,329        22,298         15,359       11,584
Merger and asset revaluation charges                 -                     -       27,700         9,997              -            -
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                  43.0%               74,823       31,596        41,329         32,452       21,298
------------------------------------------------------------------------------------------------------------------------------------
                                                                         9.3%         5.8%          9.4%          10.8%         9.8%
Other income (expense):
      Interest expense                            56.5%              (20,575)     (11,417)       (6,189)        (3,131)      (2,205)
      Distributions on preferred securities          -                (6,412)           -             -              -            -
      Interest income                            (17.3)%                  71           69           638            789          590
      Other, primarily goodwill amortization      57.3%               (5,834)      (2,024)       (1,349)          (150)        (490)
------------------------------------------------------------------------------------------------------------------------------------
           Total other income (expense)           65.8%              (32,750)     (13,372)       (6,900)        (2,492)      (2,105)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                      33.6%               42,073       18,224        34,429         29,960       19,193
                                                                         5.2%         3.3%          7.8%          10.0%         8.8%

Income taxes                                      29.6%               13,625        6,550        14,150         10,900        7,250
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                      35.8%             $ 28,448       11,674        20,279         19,060       11,943
====================================================================================================================================
                                                                         3.5%         2.1%          4.6%           6.3%         5.5%
Basic earnings per common share                   27.3%             $   0.74         0.30          0.54           0.54         0.36
====================================================================================================================================
Diluted earnings per common share                 27.1%             $   0.73         0.30          0.52           0.54         0.36
====================================================================================================================================
Restaurants open at end of period:
      Applebee's                                  31.2%                  264          231           187            120           90
      Don Pablo's                                 58.8%                   91           63            44             33           17
      McCormick & Schmick's                          -                    17            -             -              -            -
      Hops                                           -                    30            -             -              -            -
      Canyon Cafes                                   -                    16            -             -              -            -
      Harrigan's                                     -                    11           12            12             12           12
      Other                                          -                     -           10            31             23           14
            Total                                 33.5%                  429          316           274            188          133
Annual sales growth                               39.8%                 48.0%        24.0%         46.5%          38.0%        43.9%
Net earnings growth                               35.8%                143.7%       (42.4)%         6.4%          59.6%        93.8%
Diluted earnings per share growth                 27.1%                143.3%       (42.3)%        (3.7)%         50.0%        63.6%
Working capital (excluding assets held for sale)     -              $(33,989)     (21,439)      (17,778)         2,200        6,175
Total assets                                      61.0%             $804,289      457,827       369,138        226,087      137,201
Long-term obligations                             83.8%             $381,843      215,891       118,726         70,190       32,227
Convertible preferred securities                     -              $115,000            -             -              -            -
Shareholders' equity                              50.2%             $220,782      191,429       203,221        120,341       79,899
------------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations
Apple South, Inc.

     For an understanding of the significant factors that influenced the performance of Apple South, Inc. (the "Company") during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this annual report.

Business  Combinations  and Divestitures

     Apple South's continued focus to enhance shareholder value over the long-term by deploying human and financial capital in high-return businesses resulted in several pivotal changes during 1997. During the first seven months of the year, the Company completed three business combinations. McCormick & Schmick Holding Corp. ("McCormick & Schmick's") was acquired for $68.3 million. McCormick & Schmick's operated 16 full-service, upper-end casual seafood restaurants in four states plus Washington, D.C. at the time of acquisition. The Company also acquired Hops Restaurant Bar & Brewery ("Hops") for $58.4 million. Hops operated 21 full-service, casual dining restaurants in four states at the time of acquisition. Additionally, the Company completed the acquisition of Canyon Cafes, Inc. ("Canyon Cafes") for $46.3 million. At the time of acquisition, Canyon Cafes operated 13 full-service, casual dining restaurants emphasizing an authentic Southwestern theme, in six states plus Washington, D.C. All three 1997 acquisitions were accounted for as purchase business combinations.

     On December 23, 1997, the Company announced its decision to sell its franchised Applebee's Neighborhood Grill & Bar restaurants in order to focus on the continued development of its proprietary restaurant concepts and the acquisition of new proprietary concepts. The Company expects to substantially complete its divestiture during 1998 and believes that net proceeds, after selling expenses and income taxes, will be approximately $400 million.

     In furtherance of its divestiture strategy, the Company entered into an Asset Purchase Agreement (the "Agreement") with Applebee's International, Inc. ("AII") whereby the Company has agreed to sell 31 of its existing Applebee's restaurants and one restaurant under construction to AII for a purchase price of $93.4 million in cash. The restaurants and development territories to be sold to AII are located in the Charlottesville, Norfolk, Richmond and Roanoke, Virginia areas. The Agreement provides that the Company will use its reasonable best efforts to dispose of all its remaining Applebee's restaurants by the end of 1999, and AII has agreed to cooperate in accomplishing the disposition. The Company has an option to put up to 15 remaining restaurants to AII at a predetermined formula through 1999. Thereafter, AII will have an option to acquire all of the Company's remaining Applebee's restaurants. Existing covenants not to compete with the Applebee's concept, which are contained in franchise and development agreements with AII, will be eliminated by the end of 1998. In addition, the Company has agreed to open 16 restaurants in 1998, but will be released from all other restaurant development requirements.

     The Company has also executed letters of intent with eight purchasers for the sale of 140 Applebee's restaurants and related territorial development rights for approximately $249 million in cash. These transactions are contingent upon completion and signing of definitive purchase agreements and satisfaction of customary closing conditions, including purchaser financing.

     In April 1997, the Company completed the sale of its 10 Hardee's restaurants for approximately $2.5 million. The Hardee's division was not a significant division of the Company, contributing less than 1% of sales in 1997 and less than 2% of sales in 1996.

     The Company has also entered into a letter of intent to sell the business operations of its Harrigan's division to Pinnacle Restaurant Group, LLC ("Pinnacle") for $3 million in cash plus a $4 million note. In addition, the Company would receive a 25% equity interest in Pinnacle. The Company would retain ownership of certain real estate relating to two Harrigan's locations which would be leased to Pinnacle.

     Subsequent to year end, the Company acquired a 20% interest in Belgo Group, PLC ("Belgo"), a public restaurant company based in the United Kingdom that owns and operates two Belgo restaurants in London, for $6.1 million. In addition, the Company and Belgo have established two 50/50 joint ventures: one for the initial development of the Company's proprietary brands in Europe and the other for the development of Belgo restaurants in the Western Hemisphere.

Results  of Operations

     The following table sets forth, for the periods indicated, the percentages which certain items of income and expense bear to total restaurant sales:

                                                  Dec. 28,   Dec. 29,   Dec. 31,
For the years ended                                 1997       1996       1995
--------------------------------------------------------------------------------
Restaurant sales:
      Applebee's                                    56.2%      69.4%      68.3%
      Don Pablo's                                   24.3       24.4       20.2
      McCormick & Schmick's                          8.3          -          -
      Hops                                           6.1          -          -
      Canyon Cafes                                   2.3          -          -
      Harrigan's                                     2.4        4.0        5.2
      Other                                          0.4        2.2        6.3
--------------------------------------------------------------------------------
           Total restaurant sales                  100.0      100.0      100.0
--------------------------------------------------------------------------------
Restaurant operating expenses:
      Food and beverage                             27.9       27.5       27.4
      Payroll and benefits                          30.8       29.7       29.4
      Depreciation and amortization                  3.9        4.1        4.0
      Other operating expenses                      23.2       23.0       22.5
--------------------------------------------------------------------------------
           Total restaurant operating expenses      85.8       84.3       83.3
--------------------------------------------------------------------------------
Income from restaurant operations                   14.2       15.7       16.7
General and administrative expenses                  4.9        4.8        5.1
Merger and asset revaluation charges                   -        5.1        2.2
--------------------------------------------------------------------------------
Operating income                                     9.3        5.8        9.4
--------------------------------------------------------------------------------
Other income (expense):
      Interest expense                              (2.6)      (2.1)      (1.4)
      Distributions on preferred securities         (0.8)         -          -
      Interest income                                  -          -        0.1
      Other, primarily goodwill amortization        (0.7)      (0.4)      (0.3)
--------------------------------------------------------------------------------
           Total other income (expense)             (4.1)      (2.5)      (1.6)
--------------------------------------------------------------------------------
Earnings before income taxes                         5.2        3.3        7.8
Income taxes                                         1.7        1.2        3.2
--------------------------------------------------------------------------------
Net earnings                                         3.5%       2.1%       4.6%
================================================================================

Comparison of Historical Results - Fiscal Years 1997, 1996 and 1995

Restaurant Sales

     Restaurant sales for 1997 increased 48% to $808.3 million from $546.0 million in 1996 primarily due to increases in the number of restaurant operating weeks through both restaurant openings and acquisitions, as well as increases in average weekly sales over the prior year. For 1997, operating weeks increased by 19% at Applebee's and 47% at Don Pablo's as compared to the prior year. The increase in operating weeks is due to a full-year's sales from 45 Applebee's and 19 Don Pablo's restaurants opened in 1996 and a partial-year's sales from 34 Applebee's and 28 Don Pablo's restaurants opened in 1997. In addition, 1997 revenues included ten months of operations related to McCormick & Schmick's and Hops and six months of operations related to Canyon Cafes. The sales increases resulting from the opening of new restaurants and acquisitions were slightly offset by sales related to 21 Tomato Rumba's restaurants closed in 1996. In addition, during 1997 the Company completed the sale of its 10-unit Hardee's division and closed one Harrigan's restaurant. One Applebee's restaurant was closed in each of 1997 and 1996. Average weekly sales at base restaurants (those open for a full 12 months at the beginning of 1997) were approximately 4% higher at Don Pablo's and 3% higher at Applebee's in 1997 as compared with 1996.

     Management believes that the sales increases in its Don Pablo's division are primarily attributable to increased concept recognition and awareness achieved through a combination of market penetration and television advertising. The market penetration strategy, which was initiated in 1996 and has continued throughout 1997, has greatly improved the efficiency and effectiveness of the Don Pablo's advertising programs. Additional sales increases in the Don Pablo's division are attributable to 1997 menu price increases of approximately 2%. Sales increases in the Applebee's division are attributable to (i) initiatives begun in 1996 to enhance operations and to improve guest satisfaction, which included increased staffing levels and the addition of experienced multi-unit managers and (ii) increased advertising coupled with a third quarter menu price increase of approximately 2%.

     Restaurant sales for 1996 increased 24% to $546.0 million from $440.2 million in 1995 primarily due to a full-year's sales from 67 Applebee's and 11 Don Pablo's restaurants opened or acquired in 1995 and a partial-year's sales from 45 Applebee's and 19 Don Pablo's restaurants opened in 1996. This sales increase was partially offset by the closure of 21 restaurants in the Tomato Rumba's division and one Applebee's restaurant in 1996. For restaurants that were open during all of 1995 and 1996, average weekly volumes from 1995 to 1996 decreased 3% at Applebee's and increased 8% at Don Pablo's.

     In November 1995, Apple South merged with DF&R Restaurants, Inc. ("DF&R"), owner of Don Pablo's and Harrigan's restaurants, in a pooling-of-interests transaction. The merger was effected through the exchange of 1.5 shares of Apple South common stock for each share of DF&R common stock, which resulted in the issuance of approximately 9.3 million shares of Apple South common stock. The fair market value of the shares issued was approximately $190.0 million at the date of merger.

     Also in 1995, the Company acquired certain assets including 26 operating Applebee's restaurants and the exclusive Applebee's development rights for most of Iowa and Wisconsin, northern Illinois, including the Chicago metropolitan area, and contiguous areas in Missouri, Minnesota and Michigan in two acquisitions (the "Midwest" acquisitions) totaling approximately $65.5 million. The results of operations from the acquired restaurants are included in consolidated operating results from the time of acquisition.

Restaurant Operating Expenses

     Restaurant operating expenses as a percent of sales increased to 85.8% in 1997 from 84.3% in 1996. The resulting 1997 decrease in restaurant operating margins is principally due to (i) an increase in cost in the Applebee's division generated by the impending divestiture of the division, (ii) higher costs in the divisions acquired in 1997 and (iii) an increase in other operating costs in the Don Pablo's division. The following discussion of restaurant operating expenses focuses on the percentages which certain items of expense bear to total restaurant sales for (i) the Company's ongoing "Core" brands which include Don Pablo's, McCormick & Schmick's, Hops and Canyon Cafes and (ii) the Company's brands which have been or are expected to be discontinued which include Applebee's, Harrigan's, Tomato Rumba's and Hardee's.

Core Brands
                                                  Dec. 28,   Dec. 29,  Dec.  31,
For the years ended                                 1997       1996       1995
--------------------------------------------------------------------------------
Restaurant sales:
      Don Pablo's                                   59.2%     100.0      100.0
      McCormick & Schmick's                         20.3          -          -
      Hops                                          14.9          -          -
      Canyon Cafes                                   5.6          -          -
--------------------------------------------------------------------------------
           Total restaurant sales                  100.0      100.0      100.0
--------------------------------------------------------------------------------
Restaurant operating expenses:
      Food and beverage                             27.7       26.0       26.4
      Payroll and benefits                          29.8       29.0       29.9
      Depreciation and amortization                  3.7        4.6        5.0
      Other operating expenses                      23.0       22.6       20.7
--------------------------------------------------------------------------------
           Total restaurant operating expenses      84.2       82.2       82.0
--------------------------------------------------------------------------------
Income from restaurant operations                   15.8%      17.8%      18.0%
================================================================================

     Restaurant operating expenses as a percent of sales for the core brands increased to 84.2% in 1997 from 82.2% in 1996 and 82.0% in 1995. The corresponding decrease in 1997 restaurant operating margins was principally due to (i) higher cost of goods and payroll expenses in the divisions acquired during 1997 relative to Don Pablo's, (ii) a shift towards leased versus owned retaurants in newly acquired divisions which increased rent in "other operating expenses" and reduced depreciation and amortization as a percent of sales and
(iii) higher payroll and training costs in Don Pablo's associated primarily with new hourly kitchen positions which were created to improve operating efficiency and decrease management labor in the long term. These increases were offset somewhat by a decrease in advertising expense in Don Pablo's attributable primarily to economies of scale and a decrease in occupancy cost related to the Company's tendency of owning versus leasing restaurant locations.

     The increase in restaurant operating expenses from 1995 to 1996 is primarily attributable to advertising expenses related to the Don Pablo's marketing initiative which began in 1996. This increase was largely offset by
(i) a decrease in food and beverage costs related to a new distribution supply contract and (ii) a decrease in payroll and benefits related to efficiencies gained in worker's compensation and insurance through the Company's consolidated risk management program.

Discontinued Brands

                                                  Dec. 28,   Dec. 29,   Dec. 31,
For the years ended                                 1997       1996       1995
--------------------------------------------------------------------------------
Restaurant sales:
      Applebee's                                    95.3%      91.8%      85.6%
      Harrigan's                                     4.1        5.3        6.5
      Tomato Rumba's                                   -        0.9        5.5
      Hardee's                                       0.6        2.0        2.4
--------------------------------------------------------------------------------
           Total restaurant sales                  100.0      100.0      100.0
--------------------------------------------------------------------------------
Restaurant operating expenses:
      Food and beverage                             28.0       27.9       27.7
      Payroll and benefits                          31.6       29.9       29.1
      Depreciation and amortization                  4.0        3.9        3.7
      Other operating expenses                      23.4       23.2       23.1
--------------------------------------------------------------------------------
           Total restaurant operating expenses      87.0       84.9       83.6
--------------------------------------------------------------------------------
Income from restaurant operations                   13.0%      15.1%      16.4%
================================================================================

     Restaurant operating expenses as a percent of sales for the discontinued brands increased to 87.0% in 1997 from 84.9% in 1996 and 83.6% in 1995. The resulting 1997 decrease in restaurant operating margins is principally due to payroll and benefits which escalated in anticipation of the Company's exit of the Applebee's business. These increases are primarily attributable to (i) increased staffing at the hourly and management levels related to the accelerated implementation of project "Exceed" (a program initiated by the franchisor to enhance the performance of the Applebee's system) and (ii) an increase in management turnover and operating costs which often escalate during divestiture periods. In addition, payroll and benefits expense increased during the first portion of 1997 as a result of a customer focus initiative which was implemented during the third quarter of 1996. Also, advertising expense in the Applebee's division increased by 1.4% of sales in 1997 as compared to 1996. These increases were offset by (i) a decrease in training and preopening as a result of a decrease in the number of new Applebee's restaurant openings in 1997 as a percentage of existing restaurants, (ii) a decrease in insurance expenses generated by risk management initiatives implemented during 1997 and (iii) a decrease in occupancy cost as a result of the Company's ongoing strategy of owning versus leasing restaurant locations.

     Decreases in 1996 in restaurant  operating  margins were principally due to
(i) higher food and beverage costs as a percent of sales at Applebee's, (ii) lower average unit volumes in the Applebee's division which reduced operating leverage on fixed costs and (iii) an increase in labor costs in Applebee's related to the staffing initiatives begun in the third quarter of 1996. These 1996 margin reductions were partially offset by lower preopening and training costs as a percent of sales.

General and Administrative Expenses

     General and administrative expenses as a percent of sales were 4.9% as compared with 4.8% in 1996 and 5.1% in 1995. The 1997 increase is primarily due to the divisions acquired in 1997 which have higher expenses as a percent of revenue, due primarily to lower leverage on the fixed costs required to support these higher growth concepts. The increases at the new divisions were substantially offset by a continued decrease in general and administrative expenses in the Don Pablo's and Applebee's divisions as the Company gains leverage from absolute size and higher average unit volumes.

Merger and Asset Revaluation Charges

     Merger and asset revaluation charges are non-recurring costs related to organizational changes made in 1996 and 1995. In April 1995, the Company changed the name of the Gianni's Little Italy concept to Tomato Rumba's Pastaria Grill to avoid trademark conflicts in certain markets. During 1995, all but three restaurants in this division were opened as, or converted to, Tomato Rumba's. However, during 1996, the division was not meeting the Company's expectations and all 21 restaurants were closed. Also during 1996, the Company accelerated its efforts to sell the Hardee's division. These decisions regarding the Tomato Rumba's and Hardee's divisions prompted an evaluation of the fair value of the assets in each of these divisions. Fair value of the assets was determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," by comparing expected future cash flows to the carrying value of these assets. The resulting impairment, along with the write-off of other specific assets and certain operating losses of these divisions, totaled $27.7 million and is included in merger and asset revaluation charges. In 1997, the Hardee's division and several Tomato Rumba's locations were sold, several additional locations were converted to other brands and the remaining assets are expected to be redeployed. In 1995, merger and revaluation charges included professional fees and other costs related to the DF&R merger. Also in 1995, these expenses included conversion costs such as decor and menu changes, the write-off of specific assets and certain operating losses related to the Gianni's Little Italy restaurants prior to conversion to Tomato Rumba's Pastaria Grill.

Interest and Other Expenses

     Interest expense increased to $20.6 million in 1997 from $11.4 million in 1996 and $6.2 million in 1995 due to higher average borrowings. Financing the construction of new restaurants and the acquisition of new concepts led to higher debt levels under revolving credit facilities and the $125 million, 9.75% senior notes, issued in March 1996. The Company's weighted average interest rate on borrowings was approximately 7.9% in 1997 as compared to 8.1% in 1996 and 7.3% in 1995.

     Distributions on preferred securities reflect expenses associated with the 1997 issuance of $115.0 million, 7% term convertible securities.

     Other expenses increased in 1997 compared to 1996 primarily due to the amortization of goodwill and other intangible assets associated with the three 1997 acquisitions. Other expenses increased in 1996 compared to 1995 primarily due to a full-year of amortization of goodwill associated with the Midwest acquisitions in 1996 compared to a partial-year in 1995.

Income Tax Expense

     Income tax expense as a percent of earnings before income taxes was 32.4% in 1997, 35.9% in 1996 and 41.1% in 1995. The decrease in effective tax rate for 1997 compared with 1996 is due primarily to the impact of the FICA tip credit and the allocation of earnings among states associated with the 1997 acquisitions. The decrease in the effective tax rate for 1996 compared with 1995 is due to certain non-deductible costs associated with the DF&R merger in 1995.

Net Earnings

     Net earnings as a percent of sales was 3.5% in 1997, 2.1% in 1996 and 4.6% in 1995. The decrease from 1995 to 1996 and increase from 1996 to 1997 was primarily a result of $27.7 million of asset revaluation charges recorded in 1996. The resulting increase in 1997 was partially offset by (i) higher interest expense and intangible amortization related to the 1997 acquisitions, (ii) distributions related to the convertible preferred securities and (iii) a decrease in operating margins associated with the Company's Applebee's division.

Liquidity and Capital Resources

     The Company's historical and projected future growth cause it to be a net user of cash, even after a significant amount of expansion financing is internally generated from operations. Principal financing sources in 1997 consisted of (i) additional borrowings under revolving credit agreements ($165.5 million), (ii) net proceeds from convertible preferred securities ($111.3 million) and (iii) cash flow from operations ($62.7 million). The primary uses of funds consisted of (i) costs associated with expansion, principally land, building and equipment associated with the construction of new restaurants ($173.0 million), (ii) acquisitions of McCormick & Schmick's, Hops and Canyon Cafes ($146.4 million), (iii) the purchase of 1.7 million shares of treasury stock ($23.0 million) and (iv) additions of other assets ($4.8 million).

     Since substantially all sales in the Company's restaurants are for cash and accounts payable are generally due in 15 to 45 days, the Company operates with negative working capital.

     The increases in accounts receivable, inventory, prepaid expenses and other, accounts payable and accrued liabilities are principally due to the three 1997 acquisitions and additional new restaurants which were opened during 1997. The increase in other assets is principally due to deferred costs related to the issuance of convertible preferred securities and the annual increase in cash surrender value on an officer's life insurance policy. Further increases in current asset and liability accounts are expected as the Company continues its restaurant development program. These increases will be offset by changes in assets and liability accounts resulting from the divestiture of the Company's Applebee's division.

     The Company's 1997 capital expenditures provided for the opening of 34 Applebee's, 28 Don Pablo's, nine Hops, three Canyon Cafes, one McCormick & Schmick's and one Harrigan's restaurant, as well as new office facilities for the Don Pablo's division and ongoing refurbishments of existing restaurants.

     The following table presents anticipated restaurant openings for the Company's core brands for 1998 and 1999:

                                                         1998            1999
--------------------------------------------------------------------------------
Don Pablo's                                             35-40           50-55
McCormick & Schmick's                                       4             3-4
Hops                                                       12              18
Canyon Cafes                                             8-10           12-15
--------------------------------------------------------------------------------
      Total                                             59-66           83-92
================================================================================

     The capital requirement for new construction of core restaurants is expected to approximate $130 million to $140 million in 1998 and $195 million to $210 million in 1999. A portion of these capital requirements will be funded through cash generated from operations in addition to the Company's $70 million master equipment lease. In addition, at December 28, 1997, the Company had revolving credit agreements aggregating $300 million, of which $45 million was unused and available.

     Net proceeds from the sales of the Applebee's division will be used to fund new 1998 restaurants and to repay amounts outstanding on revolving credit facilities. Surplus proceeds will be carried forward into 1999 to fund new restaurants. The remaining 1999 capital requirements will be financed through borrowings under revolving credit facilities.

     The Company's Board of Directors, from time to time and depending on market conditions, authorizes the Company to purchase shares of its common stock, through open market transactions, to satisfy obligations under stock option and employee stock ownership plans. As of December 28, 1997, the Company had purchased an aggregate 3.1 million shares of its common stock for an aggregate purchase price of $53.0 million (average price of $16.99 per share). On January 9, 1998, the Company announced the approval by its Board of Directors of the purchase of up to two million additional shares of its common stock. The Company has not purchased a significant number of shares pursuant to this approval.

Effect of Inflation

     Management believes that inflation has not had a material effect on earnings during the past several years. Inflationary increases in the cost of labor, food and other operating costs could adversely affect the Company's restaurant operating margins. In the past, however, the Company generally has been able to modify its operations to offset increases in its operating costs.

     Federal law was enacted during 1996 which increased the hourly minimum wage by $0.50 to $4.75 on October 1, 1996 and by another $0.40 to $5.15 on September 1, 1997. The legislation, however, froze the wages of tipped employees at $2.13 per hour if the difference is earned in tip income. Although the Company experienced a slight increase in hourly labor costs during 1997, the effect of the increase in minimum wage was significantly diluted due to the fact that the majority of the Company's hourly employees are tipped and the Company's non-tipped employees have historically earned wages greater than the federal minimum. As such, the Company's increases in hourly labor costs were not proportionate to the increases in minimum wage rates. The impact of minimum wage increases is expected to slightly increase hourly labor costs in 1998.

Forward-Looking Information

     Certain information contained in this annual report, particularly information regarding the timing and sales price of the disposition of Applebee's restaurants, future economic performance and finances, restaurant development plans, capital requirements and objectives of management, is forward looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appear together with such statement. In addition, the following factors, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the casual dining restaurant industry, which remains intense; changes in economic conditions such as inflation or a recession; consumer perceptions of food safety; weather conditions; changes in consumer tastes; labor and benefit costs; legal claims; the continued ability of the Company to obtain suitable locations and financing for new restaurant development; government monetary and fiscal policies; laws and regulations; governmental initiatives such as minimum wage rates and taxes; retention of Applebee's division employees while sales are pending; the availability of qualified buyers for the Applebee's restaurants and their ability to obtain required financing; and the satisfaction of closing conditions for prospective transactions subject to outstanding contracts or letters of intent. Other factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect the Company's prospects in general are described in Exhibit 99.1 to the Company's Form 10-Q for the fiscal quarter ended June 29, 1997, and the Company's other filings with the Securities and Exchange Commission.

Year 2000

     The Company has implemented plans to address the potential exposures related to the impact on its computer systems of the Year 2000. Key financial, information and operational systems have been assessed and detailed plans have been developed to address systems modifications required by December 31, 1999. The Company expenses all costs associated with these systems changes as the costs are incurred. The financial impact of making the required systems changes is not expected to be material to the Company's consolidated financial position or results of operations.

New  Accounting  Pronouncements

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS 130, which will be effective for the Company's fiscal 1998, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period, except those resulting from investments by owners and distributions to owners. The Company expects that implementation of SFAS 130 will have no material effect on its consolidated financial position or results of operations.

     The American Institute of Certified Public Accountants has proposed a Statement of Position, "Reporting on the Costs of Start-Up Activities," which will require all entities to expense the costs of start-up activities as incurred. This statement is expected to be issued during 1998 and effective for fiscal 1999. The Company, however, plans to early adopt the statement in 1998. Implementation of this change in accounting policy, from expensing in the first full month of a restaurant's operations to expensing as incurred, is expected to result in a change in accounting principle charge of approximately $2.0 million in 1998.


Consolidated Statements of Earnings
Apple South, Inc.
(In thousands, except per share data)

                                                                           December 28,           December 29,          December 31,
For the years ended                                                            1997                   1996                  1995
------------------------------------------------------------------------------------------------------------------------------------
Restaurant sales:
      Applebee's                                                            $454,127                379,042               300,928
      Don Pablo's                                                            196,457                133,261                88,820
      McCormick & Schmick's                                                   67,373                      -                     -
      Hops                                                                    49,511                      -                     -
      Canyon Cafes                                                            18,577                      -                     -
      Harrigan's                                                              19,560                 21,991                22,781
      Other                                                                    2,715                 11,728                27,661
------------------------------------------------------------------------------------------------------------------------------------
           Total restaurant sales                                            808,320                546,022               440,190
------------------------------------------------------------------------------------------------------------------------------------
Restaurant operating expenses:
      Food and beverage                                                      225,302                150,090               120,630
      Payroll and benefits                                                   249,356                162,017               129,424
      Depreciation and amortization                                           31,441                 22,509                17,662
      Other operating expenses                                               187,781                125,781                98,850
------------------------------------------------------------------------------------------------------------------------------------
           Total restaurant operating expenses                               693,880                460,397               366,566
------------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                                           39,617                 26,329                22,298
Merger and asset revaluation charges                                               -                 27,700                 9,997
------------------------------------------------------------------------------------------------------------------------------------
Operating income                                                              74,823                 31,596                41,329
------------------------------------------------------------------------------------------------------------------------------------
Other income (expense):
      Interest expense                                                       (20,575)               (11,417)               (6,189)
      Distributions on preferred securities                                   (6,412)                     -                     -
      Interest income                                                             71                     69                   638
      Other, primarily goodwill amortization                                  (5,834)                (2,024)               (1,349)
------------------------------------------------------------------------------------------------------------------------------------
           Total other expense                                               (32,750)               (13,372)               (6,900)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes                                                  42,073                 18,224                34,429
Income taxes                                                                  13,625                  6,550                14,150
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                               $  28,448                 11,674                20,279
====================================================================================================================================
Basic earnings per common share                                            $    0.74                   0.30                  0.54
====================================================================================================================================
Diluted earnings per common share                                          $    0.73                   0.30                  0.52
====================================================================================================================================

See accompanying notes to consolidated financial statements.


Consolidated Balance Sheets
Apple South, Inc.
(In thousands, except share data)

                                                                                                  December 28,          December 29,
                                                                                                      1997                  1996
------------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
      Cash and cash equivalents                                                                   $   2,503                 3,923
      Short-term investments                                                                             37                    52
      Accounts receivable                                                                             8,983                 4,568
      Inventories                                                                                    10,732                 6,364
      Prepaid expenses and other                                                                      9,047                 3,835
      Assets held for sale                                                                          331,104                 5,945
------------------------------------------------------------------------------------------------------------------------------------
           Total current assets                                                                     362,406                24,687

Premises and equipment, net                                                                         283,839               380,523
Franchise costs, net                                                                                      -                 5,880
Goodwill, net                                                                                       138,403                36,351
Other assets                                                                                         19,641                10,386
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 804,289               457,827
====================================================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
      Accounts payable                                                                            $  24,819                16,688
      Accrued liabilities                                                                            40,266                22,887
      Current installments of long-term debt                                                            206                   286
      Income taxes                                                                                        -                   320
------------------------------------------------------------------------------------------------------------------------------------
           Total current liabilities                                                                 65,291                40,181

Long-term debt                                                                                      381,843               215,891
Deferred income taxes                                                                                14,231                10,326
Other long-term liabilities                                                                           7,142                     -
------------------------------------------------------------------------------------------------------------------------------------
           Total liabilities                                                                        468,507               266,398
------------------------------------------------------------------------------------------------------------------------------------

Company-obligated mandatorily redeemable preferred securities of
      Apple South Financing I, a subsidiary holding solely Apple South, Inc.
      7% convertible subordinated debentures due March 1, 2027                                      115,000                     -
Shareholders' equity:
      Preferred stock, $0.01 par value. Authorized 10,000,000 shares; none issued                         -                     -
      Common stock, $0.01 par value. Authorized 75,000,000 shares;
           40,478,760 issued in 1997 and 39,124,925 issued in 1996                                      405                   391
      Additional paid-in capital                                                                    145,269               132,976
      Retained earnings                                                                              97,905                70,981
      Treasury stock at cost; 1,662,812 shares in 1997 and 677,508 shares in 1996                   (22,797)              (12,919)
------------------------------------------------------------------------------------------------------------------------------------
           Total shareholders' equity                                                               220,782               191,429
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  $ 804,289               457,827
====================================================================================================================================

See accompanying notes to consolidated financial statements.


Consolidated Statements of Shareholders' Equity
Apple South, Inc.
(In thousands, except per share data)


                                                                               Additional                                 Total
                                                        Common Stock            Paid-in       Retained    Treasury     Shareholders'
                                                    Shares        Amount        Capital       Earnings      Stock         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                        34,300          $343       $ 79,172        $40,826          -        $120,341
Net earnings                                             -             -              -         20,279          -          20,279
Sale of common stock                                 4,076            41         57,307              -          -          57,348
Common stock issued to ESOP and ESPP                    57             -            665              -          -             665
Exercise of options                                    646             7          1,798              -          -           1,805
Tax effect of exercise of options by employees           -             -          3,413              -          -           3,413
Cash dividends ($0.022 per share)                        -             -              -           (630)         -            (630)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                        39,079           391        142,355         60,475          -         203,221
Net earnings                                             -             -              -         11,674          -          11,674
Purchase of common stock                                 -             -              -              -   $(30,048)        (30,048)
Common stock issued to ESOP and ESPP                     -             -            197              -        487             684
Exercise of options                                     46             -        (14,111)             -     16,642           2,531
Tax effect of exercise of options by employees           -             -          4,535              -          -           4,535
Cash dividends ($0.030 per share)                        -             -              -         (1,168)         -          (1,168)
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 29, 1996                        39,125           391        132,976         70,981    (12,919)        191,429
Net earnings                                             -             -              -         28,448          -          28,448
Purchase of common stock                                 -             -              -              -    (22,995)        (22,995)
Issuance of common stock for acquisitions            1,298            13         16,323              -          -          16,336
Issuance of treasury stock for acquisitions              -             -           (922)             -      6,078           5,156
Common stock issued to ESOP and ESPP                    46             1            688              -          -             689
Exercise of options                                     10             -         (4,814)             -      7,039           2,225
Tax effect of exercise of options by employees           -             -          1,018              -          -           1,018
Cash dividends ($0.038 per share)                        -             -              -         (1,524)         -          (1,524)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1997                        40,479          $405       $145,269        $97,905   $(22,797)       $220,782
====================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Apple South, Inc.
(In thousands)


                                                                           December 28,           December 29,          December 31,
For the years ended                                                            1997                   1996                  1995
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
      Net earnings                                                         $ 28,448                 11,674                20,279
      Adjustments to reconcile net earnings to net cash
          provided by operating activities:
             Depreciation and amortization                                   39,972                 26,250                19,946
             Deferred income taxes                                            3,905                    300                 5,050
             Loss on disposal of premises and equipment                          54                    107                    97
             Asset revaluation charges                                            -                 27,700                     -
             (Increase) in assets:
                 Accounts receivable                                         (2,441)                (1,062)               (1,601)
                 Inventories                                                 (2,592)                (1,488)               (1,435)
                 Prepaid expenses and other                                  (1,980)                (1,837)               (1,403)
             Increase (decrease) in liabilities:
                 Accounts payable                                               703                  3,199                 2,394
                 Accrued liabilities                                         (1,447)                (4,958)                7,527
                 Income taxes                                                (2,050)                 4,668                 2,241
                 Other long-term liabilities                                    164                      -                     -
------------------------------------------------------------------------------------------------------------------------------------
                      Net cash provided by operating activities              62,736                 64,553                53,095
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
      Capital expenditures                                                 (172,963)              (124,623)             (124,066)
      Acquisition of businesses, net of cash acquired                      (146,444)                     -               (52,059)
      Proceeds from sale of premises and equipment                            5,798                    429                 2,209
      Decrease in short-term investments                                         15                    325                 2,480
      Additions to franchise costs                                             (900)                (1,302)               (1,205)
      Additions to other assets                                              (4,776)                (3,388)               (1,795)
------------------------------------------------------------------------------------------------------------------------------------
                      Net cash used in investing activities                (319,270)              (128,559)             (174,436)
------------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
      Net proceeds from (repayment of) revolving credit agreements          165,500                (11,000)               56,000
      Net proceeds from issuance of preferred securities                    111,261                      -                     -
      Net proceeds from issuance of long-term debt                              823                121,880                     -
      Principal payments on long-term debt                                     (865)               (19,756)               (9,628)
      Proceeds from issuance of common stock                                  2,914                  3,215                59,818
      Dividends declared and paid                                            (1,524)                (1,168)                 (630)
      Purchase of treasury stock                                            (22,995)               (30,048)                    -
------------------------------------------------------------------------------------------------------------------------------------
                      Net cash provided by financing activities             255,114                 63,123               105,560
------------------------------------------------------------------------------------------------------------------------------------
Net decrease in cash and cash equivalents                                    (1,420)                  (883)              (15,781)
Cash and cash equivalents at the beginning of the period                      3,923                  4,806                20,587
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                         $  2,503                  3,923                 4,806
====================================================================================================================================
Supplemental disclosures:
------------------------------------------------------------------------------------------------------------------------------------
      Interest paid                                                        $ 20,452                 10,728                 6,878
------------------------------------------------------------------------------------------------------------------------------------
      Distributions on preferred securities                                $  5,944                      -                     -
------------------------------------------------------------------------------------------------------------------------------------
      Income taxes paid                                                    $  9,022                  1,415                 6,859
------------------------------------------------------------------------------------------------------------------------------------
      Business acquisitions, net of cash acquired:
           Fair value of assets acquired, other than cash                  $ 63,261                      -                13,639
           Liabilities assumed                                              (34,704)                     -                  (373)
           Merger consideration payable                                      (1,890)                     -                     -
           Stock issued                                                     (21,492)                     -                     -
           Purchase price in excess of the net assets acquired              141,269                      -                38,793
------------------------------------------------------------------------------------------------------------------------------------
                  Net cash used for acquisitions                           $146,444                      -                52,059
====================================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Apple South, Inc.

Note 1 - Summary of Significant Accounting Policies

     Apple South, Inc., including its wholly owned subsidiaries (the "Company"), is a multi-concept restaurant company owning and operating restaurants in 30 states plus the District of Columbia. At December 28, 1997, the Company operated 264 Applebee's Neighborhood Grill & Bar restaurants, 91 Don Pablo's Mexican Kitchen restaurants, 30 Hops Restaurant Bar & Brewery restaurants, 17 McCormick & Schmick's seafood dinner houses plus one catering facility, 16 Canyon Cafe restaurants and 11 Harrigan's Grill & Bar restaurants. The Company owns all of its brands on a proprietary basis except Applebee's which is franchised.

     Basis of Presentation - The consolidated financial statements include the accounts of Apple South, Inc. and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Use of Estimates - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions related to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results may ultimately differ from estimates.

     Fiscal Year - The Company's fiscal year is a 52 or 53-week year ending on the Sunday closest to December 31. Accordingly, the accompanying consolidated financial statements are as of and for the years ended December 28, 1997, December 29, 1996 and December 31, 1995. All general references to years relate to fiscal years unless otherwise noted.

     Cash Equivalents - Cash equivalents include all highly liquid investments, which have original maturities of three months or less.

     Short-Term Investments - Short-term investments, which have original maturities of greater than three months, are stated at cost plus accrued interest, which approximates market value.

     Inventories - Inventories consist primarily of food, beverages and supplies and are stated at the lower of cost (using the first-in, first-out method) or market.

     Assets Held for Sale - Assets held for sale are stated at the lower of cost or estimated net realizable value and include certain premises and equipment, franchise costs and goodwill related primarily to the Company's Applebee's division (Note 3). In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company does not recognize depreciation or amortization expense during the period in which the assets are being held for sale.

     Premises and Equipment - Premises and equipment are stated at cost. Depreciation of premises and equipment is calculated using the straight-line method over the estimated useful lives of the related assets, which approximates 25 years for buildings and seven years for equipment. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term, including renewal periods, or the estimated useful life of the asset.

     Franchise Costs - The costs related to the acquisition of Applebee's franchises are amortized over their estimated useful lives, principally 20 years, using the straight-line method. Accumulated amortization of Applebee's franchise costs amounted to $1.7 million at December 28, 1997 and $1.3 million at December 29, 1996. At December 28, 1997 franchise costs are included as a component of assets held for sale in the consolidated balance sheet (Note 3). The franchise agreements for the Applebee's restaurants also require royalty fees equal to 4% of sales and advertising fees equal to 1 1/2% of sales. Such fees are expensed as incurred. Total royalty and advertising fees paid under franchise agreements were $25.0 million in 1997, $21.4 million in 1996 and $16.9 million in 1995.

     Goodwill - Goodwill represents the excess of purchase price over fair value of net assets acquired and is being amortized over the expected period to be benefited, ranging from 20 to 40 years, using the straight-line method. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. Accumulated amortization of goodwill amounted to $7.9 million at December 28, 1997 and $ 3.5 million at December 29, 1996. At December 28, 1997, goodwill related to the Applebee's division was classified as a component of assets held for sale (Note 3).

     Development Costs - Certain direct and indirect costs are capitalized in conjunction with acquiring and developing new restaurant sites and amortized over the life of the related building. Development costs were capitalized as follows: $4.7 million in 1997, $4.0 million in 1996 and $3.0 million in 1995.

     Preopening Costs - Preopening costs are incurred before a restaurant is opened and consist primarily of wages and salaries, hourly employee recruiting, license fees, meals, lodging and travel plus the cost of hiring and training the management teams. Preopening costs are expensed in the first full month of a restaurant's operations.

     Advertising - The Company generally expenses advertising over the period covered by the related promotions. Total advertising expense included in other operating expenses was $26.1 million in 1997, $13.2 million in 1996 and $9.1 million in 1995, in addition to amounts paid to franchisors.

     Stock-Based Compensation - Stock-based compensation is determined using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (Note 11).

     Earnings Per Share - Effective for fiscal year ending December 28, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS 128 requires all entities to provide dual disclosure of earnings per share, basic and diluted. Basic earnings per share equals net earnings divided by the weighted average number of common shares outstanding and does not include the dilutive effects of stock options. Diluted earnings per share is computed by giving effect to dilutive stock options and by adjusting both net earnings and shares outstanding as if the Convertible Preferred Securities (Note 6) had been converted at the date of issuance. In accordance with SFAS 128, all prior-period earnings per share have been restated. In addition, the weighted average number of shares and per share data have been retroactively adjusted to give effect to various stock splits, effected as stock dividends. The adoption of SFAS 128 did not have a material impact on earnings per share in any of the periods presented. The following table presents a reconciliation of weighted average shares and earnings per share amounts (amounts in thousands, except per share data):

                                                    1997       1996       1995
--------------------------------------------------------------------------------
Average number of common
   shares used in basic calculation                38,620     38,731     37,698
Net additional shares issuable
   pursuant to employee stock option
   plans at period-end market price                   206        686      1,328
Shares issuable on assumed conversion
   of Convertible Preferred Securities              6,101          -          -
--------------------------------------------------------------------------------
Average number of common
   shares used in diluted calculation              44,927     39,417     39,026
================================================================================

Net earnings for computation of
   basic earnings per common share                $28,448     11,674     20,279
Distribution savings on assumed
   conversion of Convertible Preferred
   Securities, net of income taxes                  4,336          -          -
--------------------------------------------------------------------------------
Net earnings for computation of
   diluted earnings per common share              $32,784     11,674     20,279
================================================================================
Basic earnings per common share                   $  0.74       0.30       0.54
================================================================================
Diluted earnings per common share                 $  0.73       0.30       0.52
================================================================================


     Interest Rate Contracts - Interest rate contracts are used by the Company principally for the management of its interest rate exposures. Differentials to be received or paid under contracts designated as hedges are recognized in income over the life of the contracts as adjustments to interest expense.

     Certain interest rate swap contracts are used for trading purposes. These contracts are carried at fair value. Fair value for interest rate swap contracts is based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

     The Company is exposed to credit losses in the event of nonperformance by the counterparties to its interest rate swaps. The Company anticipates, however, that counterparties will be able to satisfy their obligations under the contracts. The Company does not obtain collateral to support financial instruments but monitors the credit standing of the counterparties.

     Income Taxes - Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Reclassifications - Certain accounts have been reclassified in the 1996 and 1995 financial statements to conform with the 1997 classifications.

Note 2 - Acquisitions and Conversions

     In July 1997, the Company acquired Dallas-based Canyon Cafes, Inc. ("Canyon Cafes") for $46.3 million, including $41.1 million in cash and the issuance of 357,600 shares of the Company's common stock. The cash portion of the merger consideration included $30.8 million paid to the stockholders of Canyon Cafes, plus additional amounts relating primarily to the exercise of an option to purchase certain property. At the time of acquisition, Canyon Cafes operated 13 full-service casual dining restaurants in six states plus Washington, D.C.

     In March 1997, the Company acquired Hops Restaurant Bar & Brewery ("Hops") for $58.4 million, which included $45.2 million in cash and the issuance of 1.05 million shares of the Company's common stock. The accompanying consolidated financial statements reflect minority interest equal to the proportionate share of the subsidiary's net assets not owned by the Company. This minority interest is included in other long-term liabilities in the accompanying consolidated balance sheet. Minority interest expense is included in other expense in the accompanying consolidated statement of earnings. The Florida-based company operated 21 full-service casual dining restaurants in four states at the time of acquisition.

     In March 1997,  the Company  acquired  McCormick  & Schmick  Holding  Corp.
("McCormick & Schmick's"), an Oregon-based restaurant company, for $68.3 million, including $65.1 million in cash and the issuance of 248,139 shares of the Company's common stock. McCormick & Schmick's operated 16 full-service upper-end casual seafood restaurants in four states plus Washington, D.C. at the time of acquisition.

     All three 1997 acquisitions were accounted for using the purchase method of accounting. Accordingly, a portion of the purchase consideration was allocated to the net assets acquired based on their estimated fair values. At December 28, 1997, the Company had not finalized its evaluation of the fair value of tangible and intangible assets acquired and liabilities assumed. Based on the preliminary estimates, the aggregate fair value of tangible assets acquired and liabilities assumed was $66.4 million and $34.7 million, respectively. The remaining estimated excess of purchase price over net assets acquired, $141.3 million, was recorded as goodwill and is being amortized on a straight-line basis over 40 years.

     The following unaudited pro forma financial information gives effect to all of the three foregoing acquisitions as if the acquisitions had occurred as of the beginning of the periods presented. This pro forma financial information reflects certain adjustments such as: expensing rather than capitalizing and amortizing preopening expenses, amortization of goodwill, interest expense on the proceeds of the Convertible Preferred Securities (Note 6), elimination of interest on a portion of the acquisition debt assumed, and the related income tax effects (amounts in thousands, except per share data):

                                                            1997         1996
--------------------------------------------------------------------------------
                                                        (unaudited)  (unaudited)
Total restaurant sales:                                 $ 842,785      672,927
Net earnings                                            $  26,759        6,536
Basic earnings per common share                         $    0.67         0.16
Diluted earnings per common share                       $    0.67         0.16

     These pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had taken place as of the beginning of the periods presented, nor do they reflect the purchase price that might have been negotiated at these earlier periods.

     In November 1995, the Company exchanged 9.3 million newly issued shares of its common stock for all of the outstanding shares of DF&R Restaurants, Inc. ("DF&R"). The fair market value of the shares issued was approximately $190.0 million at the date of merger. At the time of the exchange, DF&R operated 56 full-service, casual dining restaurants, including 44 Mexican restaurants operating under the name Don Pablo's and 12 Harrigan's restaurants.

     In 1995, the Company acquired certain assets including 26 operating Applebee's restaurants and the exclusive Applebee's development rights for most of Iowa and Wisconsin, northern Illinois, including the Chicago metropolitan area, and contiguous areas in Missouri, Minnesota and Michigan in two acquisitions (the "Midwest" acquisitions) totaling approximately $65.5 million. The results of operations from the acquired restaurants are included in consolidated operating results from the time of acquisition.

     Merger and asset revaluation charges in 1995 are non-recurring costs related to the merger with DF&R Restaurants, Inc. and the conversion of Gianni's Little Italy restaurants to Tomato Rumba's Pastaria Grill in 1995.

Note 3 - Assets Held for Sale and Asset Impairments

     On December 23, 1997, the Company announced its decision to sell its franchised Applebee's Neighborhood Grill & Bar restaurants in order to focus on the continued development of its proprietary restaurant concepts and the acquisition of new proprietary concepts.

     In furtherance of its divestiture strategy, the Company entered into an Asset Purchase Agreement (the "Agreement") with Applebee's International, Inc. ("AII") whereby the Company has agreed to sell 31 of its existing Applebee's restaurants and one restaurant under construction to AII for a purchase price of $93.4 million in cash. The restaurants and development territories to be sold to AII are located in the Charlottesville, Norfolk, Richmond and Roanoke, Virginia areas. The Agreement provides that the Company will use its reasonable best efforts to dispose of all its remaining Applebee's restaurants by the end of 1999, and AII has agreed to cooperate in accomplishing the disposition. The Company has an option to put up to 15 remaining restaurants to AII at a predetermined formula through the end of 1999. Thereafter, AII will have an option to acquire all of the Company's remaining Applebee's restaurants. Existing covenants not to compete with the Applebee's concept, which are contained in franchise and development agreements with AII, will be eliminated by the end of 1998. In addition, the Company has agreed to open 16 restaurants in 1998, but will be released from all other restaurant development requirements.

     The Company has also executed letters of intent with eight purchasers for the sale of 140 Applebee's restaurants and related territorial development rights for approximately $249 million in cash. These transactions are contingent upon completion and signing of definitive purchase agreements and satisfaction of customary closing conditions, including purchaser financing.

     The Company expects to substantially complete its divestiture during 1998 and believes that net proceeds, after selling expenses and income taxes, will be approximately $400 million. Net assets of the division, included in assets held for sale, were $329.4 million at December 28, 1997. Such assets included premises and equipment, goodwill and franchise costs, net of accumulated depreciation and amortization, of $289.2 million, $34.0 million and $6.2 million, respectively. Operating income from the Applebee's division amounted to $44.2 million in 1997, $42.0 million in 1996 and $50.3 million in 1995. Depreciation and amortization on the long-lived assets of the Applebee's division were suspended on December 16, 1997, when management finalized the decision to dispose of the division.

     In April 1997, the Company completed the sale of its 10 Hardee's restaurants for approximately $2.5 million. The Hardee's division was not a significant division of the Company, contributing less than 1% of sales in 1997 and less than 2% of sales in 1996.

     The Company has also entered into a letter of intent to sell the business operations of its Harrigan's division to Pinnacle Restaurant Group, LLC ("Pinnacle") for $3 million in cash plus a $4 million note. In addition, the Company would receive a 25% equity interest in Pinnacle. The Company would retain ownership of certain real estate relating to two Harrigan's locations which would be leased to Pinnacle.

     In 1996, the Company closed its 18 Tomato Rumba's and three Gianni's restaurants and dissolved the operating division. During 1996, the Company also accelerated efforts to sell its 10 Hardee's restaurants. These decisions, combined with the implementation of SFAS 121, resulted in an asset revaluation charge of $27.7 million which consisted primarily of the asset impairment loss and included certain operating losses related to those divisions. Fair value of the assets in the Tomato Rumba's and Hardee's divisions was determined by comparing expected future cash flows to the carrying amount of these assets. Assets related to Hardee's and certain Tomato Rumba's locations, included as a component of assets held for sale in the consolidated balance sheet, were $1.7 million and $5.9 million at December 28, 1997 and December 29, 1996, respectively.

Note 4 - Premises and Equipment

     A summary of premises and equipment at December 28, 1997 and December 29, 1996 follows (amounts in thousands):

                                                            1997         1996
--------------------------------------------------------------------------------
Land                                                     $ 42,166       80,912
Buildings                                                 123,901      208,008
Equipment                                                  87,043      127,860
Leasehold improvements                                     59,584       24,092
Construction in progress                                   19,234       16,639
--------------------------------------------------------------------------------
Total premises and equipment                              331,928      457,511
Less accumulated depreciation
   and amortization                                        48,089       76,988
--------------------------------------------------------------------------------
Premises and equipment, net                              $283,839      380,523
================================================================================

Note 5 - Long-Term Debt

     Long-term debt at December 28, 1997 and December 29, 1996 consisted of the following (amounts in thousands):

                                                            1997         1996
--------------------------------------------------------------------------------
Revolving credit agreements, unsecured,
   with variable rate interest
   (7.0% at December 28, 1997)
   due in 1999-2000                                      $255,000       89,500
Senior notes, unsecured, with interest
   at 9.75%, payable semi-annually;
   due in 2006                                            125,000      125,000
Other                                                       2,049        1,677
--------------------------------------------------------------------------------
Total long-term debt                                      382,049      216,177
Less current installments                                     206          286
--------------------------------------------------------------------------------
Long-term debt, excluding
   current installments                                  $381,843      215,891
================================================================================

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of long-term debt approximates the book value recorded.

     The aggregate annual maturities of long-term debt for the years subsequent to December 28, 1997 are as follows: 1998 - $0.2 million; 1999 - $55.3 million; 2000 - $200.3 million; 2001 - $0.3 million; 2002 - $0.2 million; and thereafter
- $125.7 million. At December 28, 1997, the Company had revolving credit agreements aggregating $300 million, of which $45 million was unused and available.

     Terms of the Company's senior notes and revolving credit agreements include various provisions which, among other things, require the Company to (i) maintain defined net worth and coverage ratios, (ii) limit the incurrence of certain liens or encumbrances in excess of defined amounts and (iii) maintain defined leverage ratios. The Company was not in compliance with certain ratio provisions at December 28, 1997. Subsequent to year end, these provisions were retroactively amended to December 28, 1997. The Company was in compliance with the amended provisions.

     During 1997 and 1996, the Company was party to various interest rate swap agreements with notional amounts ranging from $75 million to $100 million. At December 28, 1997, the Company was party to two interest rate swap agreements each with $100 million notional amounts. The first agreement is a hedge of the Company's U.S. LIBOR obligations relating to its revolving credit facilities. Under the terms of the agreement, the Company pays an average of certain foreign LIBOR-based variable rates (5.82% at December 28, 1997) and receives a U.S. LIBOR-based variable rate (5.81% at December 28, 1997). At December 28, 1997, the Company estimates that it would have paid approximately $1.8 million to terminate this agreement. Amounts received on interest rate swap agreements accounted for as hedges totaled $1.9 million in 1997 and $1.1 million in 1996.

     The remaining swap agreement relates to the Company's 7.0% fixed interest obligation on the Convertible Preferred Securities (Note 6). Under the agreement, the Company pays an average of certain foreign LIBOR-based variable rates (5.77% at December 28, 1997) and receives a 7.0% fixed rate. The Company has not accounted for this swap agreement as a hedge. Accordingly, changes in the fair market value are recognized as adjustments to interest expense in the period incurred. The value of this interest rate contract at December 28, 1997 was approximately $0.2 million.

Note 6 - Convertible Preferred Securities

     During the first quarter of 1997, Apple South Financing I (the "Trust") issued 2,300,000, $3.50 term convertible securities, Series A (the "Convertible Preferred Securities"), having a liquidation preference of $50 per security. The Trust, a statutory business trust, is a wholly owned, consolidated subsidiary of the Company with its sole asset being $115.0 million aggregate principal amount of 7% convertible subordinated debentures due March 1, 2027 of Apple South, Inc. (the "Convertible Debentures").

     The Convertible Preferred Securities are convertible until 2027 at an initial rate of 3.3801 shares of Apple South common stock for each security (equivalent to a conversion price of $14.793 per share). The Company has executed a guarantee with regard to the Convertible Preferred Securities. The guarantee, when taken together with the Company's obligations under the Convertible Debentures, the indenture pursuant to which the Convertible Debentures were issued, and the declaration of trust of Apple South Financing I, provides a full and unconditional guarantee of amounts due under the Convertible Preferred Securities.

     Proceeds, after deducting underwriters' fees and other offering expenses of approximately $3.7 million, of $111.3 million were used to repay revolving loan advances used for the acquisition of McCormick & Schmick's and to finance the acquisition of Hops Restaurant Bar & Brewery including, in each case, retirement of acquired Company debt.

Note 7 - Leases

     The Company has various leases for restaurant land, buildings, equipment and office facilities. Land and building lease terms range from 10 to 20 years, with renewal options ranging from five to 20 years. Equipment lease terms generally range from four to eight years. In the normal course of business, some leases are expected to be renewed or replaced by leases on other properties. Future minimum lease payments do not include amounts payable by the Company for maintenance costs, real estate taxes, insurance, etc., or contingent rentals payable based on a percentage of sales in excess of stipulated amounts for restaurant facilities.

     In 1997, the Company entered into a $70 million master equipment lease agreement. This agreement provides for the rental of up to $70 million in restaurant equipment for a five-year period, subject to renewal at the Company's option. Pursuant to terms of the agreement, the Company acts as purchasing agent for the lessor. Equipment is procured for new restaurants, with payment coming from the lessor. This agreement has been accounted for as an operating lease for financial reporting purposes. At December 28, 1997, $1.1 million of the $70 million rental commitment had been utilized.

     In 1995, the Company entered into a $30 million leveraged lease agreement. The lease is structured as a series of individual operating leases for financial reporting purposes. During 1995, the entire $30 million commitment was utilized for the development and acquisition of Applebee's restaurants. In connection with the expected divestiture of the Applebee's division (Note 3), the lessor has agreed to sell to the respective buyers, at its original cost, the individual leased properties commensurate with the closing of Applebee's sales transactions, thereby releasing the Company from any obligations or guarantees under the original lease agreement.

     Future minimum lease payments under noncancelable operating leases at December 28, 1997 are as follows (amounts in thousands):

1998                                                                  $ 25,208
1999                                                                    25,264
2000                                                                    24,445
2001                                                                    23,829
2002                                                                    22,827
Later years                                                            125,250
--------------------------------------------------------------------------------
Total minimum lease payments                                          $246,823
================================================================================

     Total rental expense related to cancelable and noncancelable operating leases was $24.3 million in 1997, $15.6 million in 1996 and $13.6 million in 1995. Rental expense included contingent rentals of $1.0 million in 1997 and $0.9 million in 1996 and 1995.

Note 8 - Accrued Liabilities

     A summary of accrued liabilities at December 28, 1997 and December 29, 1996 follows (amounts in thousands):

                                                            1997         1996
--------------------------------------------------------------------------------
Payroll and related benefits                              $15,060        8,624
Acquisition costs                                           5,327            -
Property taxes                                              4,293        3,039
Insurance                                                   4,219        3,110
Gift certificates                                           3,926        1,966
Franchisor fees                                             1,299        2,115
Other                                                       6,142        4,033
--------------------------------------------------------------------------------
                                                          $40,266       22,887
================================================================================

Note 9 - Income Taxes

     The  components  of the  provision  for  income  taxes for the years  ended
December 28, 1997, December 29, 1996 and December 31, 1995 are as follows (amounts in thousands):

                                                   Current   Deferred    Total
--------------------------------------------------------------------------------

1997:
      Federal                                      $8,090      3,850     11,940
      State                                         1,630         55      1,685
--------------------------------------------------------------------------------
           Total                                   $9,720      3,905     13,625
================================================================================

1996:
      Federal                                      $5,200        250      5,450
      State                                         1,050         50      1,100
--------------------------------------------------------------------------------
           Total                                   $6,250        300      6,550
================================================================================

1995:
      Federal                                      $7,300      4,450     11,750
      State                                         1,800        600      2,400
--------------------------------------------------------------------------------
           Total                                   $9,100      5,050     14,150
================================================================================

     A reconciliation of the Federal statutory income tax rate to the effective income tax rate applied to earnings before income taxes in the accompanying consolidated statements of earnings for the years ended December 28, 1997, December 29, 1996 and December 31, 1995 follows:

                                                  1997       1996        1995
--------------------------------------------------------------------------------

Tax at Federal statutory rate                     35.0%      35.0%       35.0%
Increase (decrease) in
   taxes due to:
       Rate differential                             -       (0.7)          -
       State income tax, net of
         Federal benefit                           4.0        3.9         4.5
       FICA tip and targeted
         jobs tax credits                        (10.1)      (2.2)       (3.3)
Nondeductible merger and
   conversion expenses                               -          -         5.1
Nondeductible goodwill                             2.0          -           -
Other, net                                         1.5       (0.1)       (0.2)
--------------------------------------------------------------------------------
Effective tax rate                                32.4%      35.9%       41.1%
================================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 28, 1997 and December 29, 1996 are presented below (amounts in thousands):

                                                            1997         1996
--------------------------------------------------------------------------------
FICA tip credits not yet taken for
   Federal tax purposes                                  $  5,772           -
Asset impairment charges recorded
   for financial statement purposes
   but not yet taken for tax purposes                       6,618       7,597
Other                                                         589         439
--------------------------------------------------------------------------------
Total deferred tax assets                                  12,979       8,036
--------------------------------------------------------------------------------
Depreciation taken for tax purposes
   in excess of depreciation taken for
   financial reporting purposes                           (25,713)    (17,259)
Other                                                      (1,497)     (1,103)
--------------------------------------------------------------------------------
Deferred tax liability                                   $(14,231)    (10,326)
================================================================================

     The Company has not recorded a valuation allowance for deferred tax assets as of December 28, 1997 or December 29, 1996. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon these factors, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

Note 10 - Interest Expense

     The following is a summary of interest cost incurred and interest cost capitalized as a component of the cost of construction in progress (amounts in thousands):

                                                  1997       1996        1995
--------------------------------------------------------------------------------
Interest cost capitalized                      $ 2,509      1,572       1,074
Interest cost expensed                          20,575     11,417       6,189
--------------------------------------------------------------------------------
Total                                          $23,084     12,989       7,263
================================================================================

Note 11 - Stock Option Plans

     The Company's 1988 stock option plan (the "Stock Option Plan") and the 1993 and 1995 Stock Incentive Plans (the "Stock Incentive Plans") provide for the granting of nonqualified and incentive options for up to 1,974,375 shares, 450,000 shares and 2,700,000 shares, respectively, of common stock of the Company to key officers, directors and employees. Generally, options awarded under the Company's Stock Option Plan and Stock Incentive Plans are granted at prices which equate to fair market value on the date of the grant, are exercisable over three to 10 years, and expire 10 years subsequent to award.

     The 1992 DF&R Stock Option Plan (the "DF&R Option Plan") provides for the granting of 1,000,000 shares of the Company's common stock to key officers, directors and employees. Options awarded under the DF&R Option Plan prior to the merger were adjusted based on the exchange ratio of 1.5 shares of Apple South common stock for each share of DF&R common stock. Options awarded under the DF&R Option Plan are generally granted at prices which equate to fair market value on the date of grant. With limited exceptions, all options are generally exercisable beginning one year from the date of grant with annual vesting periods and terminate not later than five years from the date of grant. Management does not anticipate granting any additional options under the DF&R Option Plan.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value methodology prescribed under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and earnings per share would have been reduced by approximately $2.3 million, or approximately $0.06 per share in 1997 and reduced by approximately $2.1 million, or approximately $0.05 per share in 1996. The effects of either recognizing or disclosing compensation cost under SFAS 123 may not be representative of the effects on reported net earnings for future years. The fair value of the options granted during 1997 is estimated as $8.90 on the date of grant using the Black-Scholes option-pricing model with the following assumptions: dividend yield 0.28%, volatility of 58%, risk-free interest rate of 5.8%, and an expected life of 6.7 years.

     As  of  December  28,  1997,   options  to  purchase  273,339  shares  were
exercisable at a weighted average exercise price of $14.38. Further information relating to total options is as follows:

                                                                         Average
                                                          Shares          Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1994                        1,983,336        $ 5.13
Granted in 1995                                         1,479,382         19.90
Exercised in 1995                                        (646,184)         2.80
Canceled in 1995                                          (25,861)        15.51
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                        2,790,673         13.44
Granted in 1996                                           726,587         19.72
Exercised in 1996                                        (779,198)         3.25
Canceled in 1996                                         (243,870)        21.48
--------------------------------------------------------------------------------
Outstanding at December 29, 1996                        2,494,192         17.66
Granted in 1997                                         1,412,694         14.46
Exercised in 1997                                        (334,296)         6.66
Canceled in 1997                                         (574,460)        19.15
--------------------------------------------------------------------------------
Outstanding at December 28, 1997                        2,998,130        $17.04
================================================================================

     The following table summarizes information concerning currently outstanding and exercisable options:

                            Options Outstanding             Options Exercisable
                   -------------------------------------   ---------------------
                                  Weighted     Weighted                 Weighted
    Range of                       Average     Average                  Average
    Exercise           Number     Remaining    Exercise      Number     Exercise
     Prices         Outstanding     Life        Price      Exercisable    Price
-------------------------------------------------------------------------------
$ 5.01 - $10.00        22,875        0.7       $ 8.44        22,875      $ 8.44
$10.01 - $15.00     1,293,178        9.0        13.43        88,641       13.07
$15.01 - $20.00       976,885        7.0        18.24       161,823       15.94
$20.01 - $25.00       532,886        8.1        21.23             -           -
$25.01 - $30.00       172,306        8.2        25.49             -           -
--------------------------------------------------------------------------------
                    2,998,130                               273,339
                   ==========                              ========


Note 12 - Employee Benefit Plans

     The Company has a noncontributory Employee Stock Ownership Plan (the "Plan") covering substantially all full-time employees. In accordance with the terms of the Plan, the Company may make contributions to the Plan in amounts as determined by the Board of Directors. Participants become 20% vested in their accounts after three years of service, escalating 20% each year thereafter until they are fully vested. The Company recognized no contribution expense in 1997 and approximately $300,000 in 1996 and $250,000 in 1995.

     The Company has established the Apple South, Inc. Profit Sharing Plan and Trust in accordance with Section 401(k) of the Internal Revenue Code, which allows eligible participating employees to defer receipt of a portion of their compensation and contribute such amount to one or more investment funds. Employee contributions are matched by the Company dollar for dollar for the first 2% of the employee's income deferred. Company matching funds vest at the rate of 20% each year, beginning after three years of service. Company contributions were $514,000 in 1997, $422,000 in 1996 and $300,000 in 1995.

Note 13 - Shareholders' Equity

     The Company's Board of Directors, from time to time and depending on market conditions, authorizes the Company to purchase shares of its common stock, through open market transactions, to satisfy obligations under stock option and employee stock ownership plans. As of December 28, 1997, the Company had purchased an aggregate 3.1 million shares of its common stock for an aggregate purchase price of $53.0 million (average price of $16.99 per share). On January 9, 1998, the Company announced the approval by its Board of Directors of the purchase of up to two million additional shares of its common stock. The Company has not purchased a significant number of shares pursuant to this approval.

     Pursuant to a direct placement of common stock on June 30, 1995, the Company sold 900,000 shares at $18.50. Pursuant to a registered public offering on March 3, 1995, the Company sold 3.2 million shares of common stock at $13.75. After deducting expenses of these offerings, proceeds to the Company amounted to approximately $16.2 million in the June offering and $41.0 million in the March offering.

Note 14 -  Commitments  and  Contingencies

     Under the Company's insurance programs, coverage is obtained for significant exposures as well as those risks required to be insured by law or contract. It is the Company's preference to retain a significant portion of certain expected losses related primarily to workers' compensation, physical loss to property and comprehensive general liability. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred.

     The Company is contingently liable for letters of credit and a guarantee of the indebtedness of others aggregating approximately $12.3 million. The Company does not expect circumstances to arise that would result in the disbursement of funds under these guarantees.

     During 1997, two lawsuits were filed by persons seeking to represent a class of shareholders of the Company who purchased shares of the Company's common stock between May 26, 1995 and September 24, 1996. Each plaintiff named the Company and certain of its officers and directors as defendants. The complaints alleged acts of fraudulent misrepresentation by the defendants which induced the plaintiffs to purchase the Company's common stock and alleged illegal insider trading by certain of the defendants, each of which allegedly resulted in losses to the plaintiffs and similarly situated shareholders of the Company. The complaints each seek damages and other relief. Although the ultimate outcome of these lawsuits cannot be determined at this time, based on its preliminary analysis the Company believes that the allegations therein are without merit and intends to vigorously defend itself.

     The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 15 - Quarterly Financial Data
(unaudited)

                           First      Second      Third       Fourth      Total
                          Quarter     Quarter     Quarter     Quarter     Year
--------------------------------------------------------------------------------
1997:
   Restaurant sales      $171,453     202,889     215,739     218,239    808,320
   Gross profit*         $ 71,269      85,940      90,549      85,904    333,662
   Net earnings          $  7,268      10,224      10,660         296     28,448
   Basic earnings
     per share           $   0.19        0.27        0.28        0.01       0.74
   Diluted earnings
     per share           $   0.19        0.25        0.26        0.01       0.73

1996:
   Restaurant sales      $126,333     136,945     139,796     142,948    546,022
   Gross profit*         $ 53,443      60,259      58,616      61,597    233,915
   Net earnings
     (loss)              $ (5,487)      9,777       1,188       6,196     11,674
   Basic earnings
     (loss) per share    $  (0.14)       0.25        0.03        0.16       0.30
   Diluted earnings
     (loss) per share    $  (0.14)       0.24        0.03        0.16       0.30
--------------------------------------------------------------------------------
          * The Company defines gross profit as total restaurant sales less the cost of food and beverage and payroll and benefits. These costs represent the expenses associated directly with providing the Company's products and services.

Note 16 - Subsequent Events

     On January 14, 1998 the Company acquired a 20% interest in Belgo Group, PLC ("Belgo"), a public restaurant company based in the United Kingdom that owns and operates two Belgo restaurants in London, for $6.1 million. The Company will account for its investment in Belgo under the equity method of accounting. In addition, the Company and Belgo have established two 50/50 joint ventures: one for the initial development of the Company's proprietary brands in Europe and the other for the development of Belgo restaurants in the Western Hemisphere.

Report of Management
Apple South, Inc.

     The management of Apple South, Inc. has prepared the consolidated financial statements and all other financial information appearing in this Annual Report, and is responsible for their integrity. The consolidated financial statements were prepared in conformity with generally accepted accounting principles, and, accordingly, include certain amounts based on management's best judgments and estimates.

     Management maintains a system of internal accounting controls and procedures designed to provide reasonable assurance, at an appropriate cost/benefit relationship, regarding the reliability of the published consolidated financial statements and the safeguarding of assets against unauthorized acquisition, use or disposition.

     The independent auditors, KPMG Peat Marwick LLP, were recommended by the Audit Committee of the Board of Directors and that recommendation was ratified by the Company's shareholders. The Audit Committee, which is composed solely of directors who are not officers of the Company, meets periodically with the independent auditors and management to ensure that they are fulfilling their obligations and to discuss internal accounting controls, auditing and financial reporting matters. The Audit Committee also reviews with the independent auditors the scope and results of the audit effort. The independent auditors periodically meet alone with the Audit Committee and have full and unrestricted access to the Audit Committee at any time.

     The recommendations of the independent auditors are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material control weaknesses have been brought to the attention of management.

     The Company assessed its internal control system as of December 28, 1997, in relation to criteria for effective internal control over financial reporting described in "Internal Control Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the Company believes that, as of December 28, 1997, its system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition, met those criteria.



/s/ Tom E. DuPree, Jr.
--------------------------
Tom E. DuPree, Jr.,
Chairman of the Board



/s/ Erich J. Booth
-------------------------
Erich J. Booth,
Chief Financial Officer

Independent Auditors' Report
The Board of Directors
Apple South, Inc.

     We have audited the accompanying consolidated balance sheets of Apple South, Inc. as of December 28, 1997 and December 29, 1996, and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple South, Inc. at December 28, 1997 and December 29, 1996, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 28, 1997, in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the consolidated financial statements, in 1996 the Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."


                             KPMG Peat Marwick LLP

Atlanta, Georgia
January 23, 1998

Corporate and Shareholder Information
Apple South, Inc.

Corporate Headquarters
Apple South, Inc.
Hancock at Washington
Madison, Georgia 30650
Telephone: 706-342-4552

Independent Auditors
KPMG Peat Marwick LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, Georgia 30308

Transfer Agent and Registrar
SunTrust Bank, Atlanta
Corporate Trust Division
P.O. Box 4625
Atlanta, Georgia 30302

Annual Meeting
The Annual Meeting of Shareholders is scheduled at 11 a.m., Tuesday, April 28, 1998, to be held at the Madison-Morgan Cultural Center in Madison, Georgia.

Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997 is filed electronically with the Securities and Exchange Commission and is available on the SEC web site. Copies will be sent to any shareholder upon request to Investor Relations.

Investor  Relations
Erich J. Booth, Chief Financial Officer
Keri L. Kiger, Investor Relations Analyst
Hancock at Washington
Madison, Georgia 30650
Telephone:          (706) 342-4552
Hotline:            (706) 343-2091
Facsimile:          (706) 342-9283
E-mail: kkiger@corp.applesouth.com

Investor  Information
The Company's common stock is traded on the Nasdaq Stock Market (National Market) under the symbol "APSO." Apple South is also a corporate member of the National Association of Investors Corporation (NAIC). A list of the brokerage firms publishing research on Apple South is available upon request by calling the Investor Relations Hotline or writing Investor Relations.

Shareholder Information
As of March 2, 1998, there were approximately 20,000 shareholders of the Company's common stock, based on the number of record holders and the estimated number of individual participants represented by security position listings.

Shareholder of Record
Shares are held in the shareholder's name which means the holder is registered directly on the books of the Company as a shareholder of record. Stock may be in the form of a traditional stock certificate, or it may be confirmed by a Company statement reflecting ownership in shares that have been deposited or transferred to your ESOP or employee stock purchase account.

Street Name Shareholder
Shares are held for the shareholder in a "street name" account by a broker chosen by the shareholder. Proxy material is mailed by the broker which always takes a little more time than if Apple South were able to mail directly to the shareholder. The Company would like to encourage all street name shareholders to consider becoming a shareholder of record by registering their stock certificates in their own name so communications with you are direct and more expedient.

Stock Price  Performance
A summary of the high and low sales prices per share for the Company's common stock is presented below.

1996                                                    High              Low
--------------------------------------------------------------------------------
First Quarter                                          $24.50           $17.13
Second Quarter                                         $28.25           $22.13
Third Quarter                                          $27.25           $13.00
Fourth Quarter                                         $15.00           $11.38

1997                                                    High              Low
--------------------------------------------------------------------------------
First Quarter                                          $15.13           $11.75
Second Quarter                                         $16.00           $12.25
Third Quarter                                          $19.25           $13.69
Fourth Quarter                                         $19.94           $13.38

Dividends
The following table indicates cash dividends declared per share on the Company's common stock for the years ended December 28, 1997, December 29, 1996 and December 31, 1995.

Quarter ended                                     1997        1996        1995
--------------------------------------------------------------------------------
March                                            $0.008       0.006       0.004
June                                              0.010       0.008       0.006
September                                         0.010       0.008       0.006
December                                          0.010       0.008       0.006
--------------------------------------------------------------------------------
Total                                            $0.038       0.030       0.022
================================================================================