Form 10-K, Exhibit 13
period 1999-01-03
AVADO BRANDS INC
filed 1999-04-01
CIK 849101

Five-Year Summary of Selected Financial Data
                               Avado Brands, Inc.

(In thousands, except per share data)                     1998       1997      1996      1995     1994
---------------------------------------------------------------------------------------------------------
Consolidated statement of earnings data
Total restaurant sales                                 $ 862,692   808,320   546,022   440,190   300,559
Operating income                                       $  72,631    74,823    31,596    41,329    32,452
Net earnings                                           $  66,283    28,448    11,674    20,279    19,060
---------------------------------------------------------------------------------------------------------
Per share data
Basic earnings per common share                        $    1.81      0.74      0.30      0.54      0.54
Diluted earnings per common share                      $    1.62      0.73      0.30      0.52      0.54
Cash dividends per common share                        $   0.048     0.038     0.030     0.022     0.015
---------------------------------------------------------------------------------------------------------
Consolidated balance sheet data
Total assets                                           $ 670,597   804,289   457,827   369,138   226,087
Working capital (excluding assets held for sale)       $(210,947)  (33,989)  (21,439)  (17,778)    2,200
Long-term obligations                                  $ 116,978   381,843   215,891   118,726    70,190
Convertible preferred securities                       $ 115,000   115,000         -         -         -
Shareholders' equity                                   $ 112,029   220,782   191,429   203,221   120,341
---------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Avado Brands, Inc.

     For an understanding of the significant factors that influenced the performance of Avado Brands, Inc. (the "Company") during the past three fiscal years, the following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this Annual Report. The Company acquired McCormick & Schmick Holding Corp. ("McCormick & Schmick's") and Hops Restaurant Bar & Brewery ("Hops") in March 1997 and Canyon Cafes, Inc. ("Canyon Cafe") in July 1997. The pro forma information presented herein assumes that these acquisitions had been completed at the beginning of the respective periods. The Company's fiscal year is a 52- or 53-week year ending on the Sunday closest to December 31. Accordingly, the following discussion is for the 53 weeks ended January 3, 1999 and the 52-week periods ended December 28, 1997 and December 29, 1996.

Consolidated Overview of 1998

     During 1998, Avado Brands, Inc. (formerly Apple South, Inc.) continued to develop and implement strategies designed to enhance long-term returns. The Company substantially completed the divestiture of its franchised Applebee's Neighborhood Grill & Bar ("Applebee's") restaurants, completed the sale of its Harrigans Grill and Bar ("Harrigans") operations, retaining a 25% ownership in the ongoing business, and acquired a 20% interest in United Kingdom-based Belgo Group PLC ("Belgo"). These pivotal changes have provided Avado Brands the focus, flexibility and resources to expand operations at its "Core" brands, which include Don Pablo's, Hops, McCormick & Schmick's and Canyon Cafe, and to seek new investment opportunities.

Comparison of Historical Results - Fiscal Years 1998, 1997 and 1996

Restaurant Sales

     Restaurant  sales for 1998  increased  7% to  $862.7  million  from  $808.3 million in 1997 reflecting increased core brand sales which were offset by declining revenues associated with the divestitures of the Applebee's and Harrigans brands. In core brands, sales increased 59% to $527.4 million from $331.9 million in 1997. A full-year's sales attributable to the brands acquired in 1997, new unit growth, increased average unit volumes in Hops and McCormick & Schmick's and a 53-week fiscal 1998 compared to a 52-week fiscal 1997 contributed to the increase in core brand sales. Operating weeks increased by 60% in core brands due to a full-year's operations from 50 restaurants acquired and 41 restaurants opened in 1997 and a partial-year's operations from 59 restaurants opened in 1998, partially offset by two Canyon Cafe restaurants closed in 1998. Average weekly sales at base restaurants (those open for a full 12 months at the beginning of 1998) were approximately 6% higher at Hops, 4% higher at Canyon Cafe, 2% higher at McCormick & Schmick's and 1% higher at Don Pablo's as compared with 1997. On a pro forma basis, core brand restaurant sales increased by 44% and operating weeks increased by 47% over 1997.

     Restaurant sales for 1997 increased 48% to $808.3 million from $546.0 million in 1996 primarily due to increases in the number of restaurant operating weeks through both restaurant openings and acquisitions, as well as increases in average weekly sales over the prior year. For 1997, operating weeks increased by 19% at Applebee's and 47% at Don Pablo's as compared to the prior year. The increase in operating weeks was due to a full-year's operations from 45 Applebee's and 19 Don Pablo's restaurants opened in 1996 and a partial-year's operations from 34 Applebee's and 28 Don Pablo's restaurants opened in 1997. In addition, 1997 sales included ten months of operations related to McCormick & Schmick's and Hops and six months of operations related to Canyon Cafe. The sales increases resulting from the opening of new restaurants and acquisitions were slightly offset by sales related to 21 Tomato Rumba's restaurants closed in 1996. In addition, in 1997 the Company completed the sale of its ten-unit Hardee's brand and closed one Harrigans restaurant. Average weekly sales at base restaurants (those open for a full 12 months at the beginning of 1997) were approximately 4% higher at Don Pablo's and 3% higher at Applebee's in 1997 as compared with 1996.

Restaurant Operating Expenses

     Restaurant operating expenses as a percent of sales increased to 85.9% in 1998 from 85.8% in 1997. The resulting 1998 decrease in restaurant operating margins of ten basis points is principally due to an increase in cost in Applebee's generated by the ongoing divestiture of the brand and an increase in core brand expenses due primarily to costs associated with opening new restaurants. These increases were partially offset by depreciation related to Applebee's which was suspended in December 1997 when the related assets were classified as assets held for sale.

     The following discussion of restaurant operating expenses focuses on the percentages which certain items of expense bear to total restaurant sales for
(i) the Company's core brands and (ii) the Company's brands which have been or are being discontinued which include Applebee's, Harrigans, Tomato Rumba's and Hardee's.

Core Brands

Fiscal                                               1998       1997       1996
--------------------------------------------------------------------------------
Restaurant sales:
  Don Pablo's                                        51.3%      59.2%     100.0%
  Hops                                               20.2       14.9          -
  McCormick & Schmick's                              19.4       20.3          -
  Canyon Cafe                                         9.1        5.6          -
--------------------------------------------------------------------------------
    Total restaurant sales                          100.0      100.0      100.0
--------------------------------------------------------------------------------
Restaurant operating expenses:
  Food and beverage                                  28.0       27.8       26.0
  Payroll and benefits                               30.4       29.8       29.0
  Depreciation and amortization                       3.2        3.7        4.6
  Other operating expenses                           23.4       22.9       22.6
--------------------------------------------------------------------------------
    Total restaurant operating expenses              85.0       84.1       82.2
--------------------------------------------------------------------------------
Income from restaurant operations                    15.0%      15.9%      17.8%
--------------------------------------------------------------------------------

     Core restaurant operating expenses for 1998 were 85.0% of sales compared to 84.1% in 1997 (84.9% on a pro forma basis). Don Pablo's higher margins were offset by lower margins from smaller, developing brands which were acquired in 1997, resulting in lower reported margins in 1998. These lower margins were primarily attributable to (i) an increase in payroll and benefit costs related to an increase in the number of new unit openings which typically experience higher labor costs during the first several months of operations, (ii) an increase in food and beverage costs primarily related to an increase in Hops' sales as a percentage of total core brand sales compared to prior year (Hops experiences higher food and beverage costs due to a larger percentage of beef sales and a smaller percentage of alcoholic beverage sales as compared to the other brands), (iii) an increase in other operating expenses related primarily to an increase in advertising in Don Pablo's and Hops and (iv) other operating costs also associated with an increase in the number of new unit openings coupled with the policy of expensing preopening costs as incurred which was adopted at the beginning of 1998. Restaurant operating margins for all core restaurants were also negatively impacted by seven underperforming Don Pablo's restaurants which opened in 1997. Excluding the operations of these seven restaurants, total 1998 core brand income from restaurant operations was 15.4%.

     Restaurant operating expenses as a percent of sales for the core brands increased to 84.1% in 1997 from 82.2% in 1996. The corresponding decrease in 1997 restaurant operating margins was principally due to (i) higher cost of goods and payroll expenses in the brands acquired during 1997, (ii) higher occupancy costs in the newly acquired brands due to restaurant locations which are predominantly leased and (iii) higher payroll and training costs in Don Pablo's associated primarily with new hourly kitchen positions. These increases were offset somewhat by a decrease in advertising expense in Don Pablo's and a decrease in occupancy cost generated by the Company's tendency of owning versus leasing restaurant locations.

Discontinued Brands

Fiscal                                               1998       1997       1996
--------------------------------------------------------------------------------
Restaurant sales:
  Applebee's                                        100.0%      95.3%      91.8%
  Harrigans                                             -        4.1        5.3
  Tomato Rumba's                                        -          -        0.9
  Hardee's                                              -        0.6        2.0
--------------------------------------------------------------------------------
    Total restaurant sales                          100.0      100.0      100.0
--------------------------------------------------------------------------------
Restaurant operating expenses:
  Food and beverage                                  28.0       28.0       27.9
  Payroll and benefits                               35.5       31.6       29.9
  Depreciation and amortization                         -        4.0        3.9
  Other operating expenses                           23.7       23.4       23.2
--------------------------------------------------------------------------------
Total restaurant operating expenses                  87.2       87.0       84.9
--------------------------------------------------------------------------------
Income from restaurant operations                    12.8%      13.0%      15.1%
--------------------------------------------------------------------------------

     Restaurant operating expenses as a percent of sales for discontinued brands increased to 87.2% in 1998 from 87.0% in 1997 and 84.9% in 1996. The resulting decrease in 1998 restaurant operating margins is principally due to increased payroll and benefits resulting from performance-based, pay-to-stay bonus programs implemented to control management turnover and operating costs during the Applebee's divestiture period.

     The 1997 decrease in restaurant operating margins was principally due to payroll and benefits which escalated in anticipation of the Company's exit of the Applebee's business. These increases were primarily attributable to (i) increased staffing at the hourly and management levels related to the accelerated implementation of project "Exceed" (a program initiated by the franchisor to enhance the performance of the Applebee's system) and (ii) an increase in management turnover and operating costs which often escalate during the period prior to announcement of a divestiture.

General and Administrative Expenses

     General and administrative expenses as a percent of sales were 5.3% as compared with 4.9% in 1997 and 4.8% in 1996. The 1998 increase is primarily due to the brands acquired in 1997 which have higher expenses as a percentage of revenue, due primarily to lower leverage on the fixed costs required to support these smaller, higher-growth concepts. The increases at the new brands were offset by a continued decrease in Don Pablo's as it gained leverage from absolute size. General and administrative expenses related to core brands were 6.5% of total core brand sales in 1998 compared to 7.7% on a pro forma basis for 1997. Core brand general and administrative expenses are expected to approximate 6.0% of sales in 1999.

Asset Revaluation and Other Special Charges

     In the fourth quarter of 1998, programs were initiated at Don Pablo's, Canyon Cafe and the Company's corporate headquarters to reorganize management and reduce overhead costs. A pre-tax charge of $2.9 million was recorded, the components of which related primarily to employee termination and severance costs.

     In 1996, the Tomato Rumba's operating brand was dissolved, and efforts to sell Hardee's were accelerated. These decisions, combined with the implementation of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," resulted in an asset revaluation charge of $27.7 million. During 1998 and 1997, the Hardee's brand and several Tomato Rumba's locations were sold, several additional locations were converted to other company brands, and the remaining assets were redeployed.

Interest and Other Expenses

     Interest expense increased to $25.3 million in 1998 from $20.5 million in 1997 and $11.3 million in 1996 due to higher average borrowings. Financing the construction of new restaurants and the 1997 acquisition of new brands, in excess of cash generated by operations, led to higher average debt levels under revolving credit facilities. These uses of funds were partially offset by proceeds from various divestitures, a significant portion of which were used to reduce revolving debt obligations. The Company's weighted average interest rate on borrowings was approximately 8.0% in 1998 as compared to 7.9% in 1997 and 8.1% in 1996.

     Distributions on preferred securities reflect expenses associated with the 1997 issuance of $115.0 million, 7% term convertible securities which were outstanding for the full-year in 1998.

     Gain on disposal of assets primarily reflects the gain recognized on the Applebee's divestiture. The unsold premises and equipment and franchise cost related to the brand are included in "Assets held for sale" in the consolidated balance sheets.

     Income from investments carried at equity reflects the Company's pro rata share of earnings from its 20% equity interest in Belgo and 25% equity interest in Harrigans.

     Other expenses relate primarily to amortization of goodwill. Total 1998 other expenses were comparable to 1997 as a result of increases in amortization expense resulting from a full-year of goodwill amortization from the brands acquired in 1997 which was offset by goodwill amortization related to Applebee's which was suspended in December 1997 when the related assets were classified as assets held for sale. Other expenses increased in 1997 compared to 1996 primarily due to the amortization of goodwill and other intangible assets associated with the three 1997 acquisitions.

Income Tax Expense

     Income tax expense as a percent of earnings before income taxes was 36.7% in 1998 compared to 32.4% in 1997 and 35.9% in 1996. The increase in the effective tax rate for 1998 compared with 1997 is due primarily to an increase in taxable income generated primarily by the gain on sale of assets and a corresponding decrease in the impact of FICA tip credits. The decrease in effective tax rate for 1997 compared with 1996 was due primarily to an increased impact of FICA tip credits and the allocation of earnings among states associated with the 1997 acquisitions.

Net Earnings

     Net earnings as a percent of sales was 7.7% in 1998, 3.5% in 1997 and 2.1% in 1996. The increase from 1997 to 1998 was primarily a result of the $72.5 million pre-tax gain on disposal of assets. This increase was partially offset by (i) a $4.8 million increase in interest expense, (ii) a $1.8 million increase in distributions on preferred securities and (iii) a $2.2 million decrease in operating income resulting from a combination of increased core brand operating income and a decline in Applebee's operating income. The increase from 1996 to 1997 was primarily a result of the $27.7 million pre-tax asset revaluation charge recorded in 1996. The resulting increase in 1997 was partially offset by

(i) higher interest expense and intangible amortization related to the 1997 acquisitions, (ii) distributions related to the convertible preferred securities and (iii) a decrease in operating margins associated with the Applebee's division.

Liquidity and Capital Resources

     The Company's historical and projected growth and its preference to own its real estate cause it to be a net user of cash, even after a significant amount of expansion financing is internally generated from operations. Principal financing sources in 1998 consisted of proceeds from the divestiture of Applebee's and cash generated from operations of $41.0 million. As of January 3, 1999, the Company had sold 233 of its 279 Applebee's restaurants for total gross proceeds of $434.8 million including $6.8 million in notes and other amounts due. Sale of the remaining restaurants is expected to be completed early in 1999 with estimated gross proceeds of $79.0 million.

     The principal uses of funds during 1998 consisted of (i) capital expenditures of $142.8 million, (ii) treasury stock purchases of $92.0 million,
(iii) net repayment of revolving credit facilities of $114.7 million, (iv) equity investments of $15.1 million and (v) the retirement of $8.5 million of the Company's 9.75% Senior Notes.

     Since substantially all sales in the Company's restaurants are for cash and accounts payable are generally due in 15 to 45 days, the Company operates with negative working capital. Increases in accounts receivable, prepaid expenses and other, inventory, accounts payable and accrued liabilities occurred during 1998 primarily as a result of new restaurant openings. These increases were substantially offset by decreases resulting from divested Applebee's restaurants. Further increases in current asset and liability accounts are expected as the Company continues its restaurant development program. The increase in other assets is principally due to (i) equity investments, (ii) loans to the Chief Executive Officer and certain other executive officers, (iii) certain properties retained in connection with the Applebee's divestiture which are being leased to several buyers, (iv) bondholder consent fees paid in connection with treasury stock repurchases and (v) the annual increase in cash surrender value on an officer's life insurance policy.

     Capital expenditures during 1998 provided for the opening of 32 Don Pablo's, 17 Hops, five McCormick & Schmick's and five Canyon Cafes in addition to ongoing refurbishments of existing restaurants. In addition, the Company completed the construction of and opened 15 Applebee's restaurants.

     The following table presents anticipated restaurant openings for the core brands for 1999 and 2000:

                                                                1999       2000
--------------------------------------------------------------------------------
Don Pablo's                                                       15         27
Hops                                                              20         24
McCormick & Schmick's                                              4          5
Canyon Cafe                                                        1          4
--------------------------------------------------------------------------------
Total                                                             40         60
================================================================================

     Capital requirements for the construction of new core restaurants are expected to approximate $200 million in 1999 through 2000, over half of which is expected to be generated internally. A portion of these capital requirements will be funded through remaining commitments of $3.7 million under a $30.0 million master equipment lease. The remaining funds are expected to be available on existing revolving credit facilities, renewals and expansion of which are currently being negotiated.

     The Board of Directors, from time to time and depending on market conditions, authorizes the purchase of common shares. In connection with these programs, consent was obtained from the holders of the 9.75% Senior Notes due 2006 to amend certain covenants contained in the Indenture dated May 1, 1996, relating to the notes (the "Indenture"). Bondholder consent was finalized on July 1, 1998 and the Company paid $4.2 million to the consenting holders. During 1998, a total of 7.3 million shares was repurchased.

     In 1998, third parties purchased a total of 8.3 million shares of the Company's common stock at an average price per share of $13.36 (or a total acquisition cost of $110.9 million) pursuant to four equity forward contracts. Upon expiration of the contracts, the Company has the option to (i) acquire the shares at the third parties' average acquisition cost as described above or (ii) instruct the third parties to sell the shares in the market and settle in cash any appreciation or depreciation in the market value of the stock at the sale date compared to the acquisition cost described above. Any such appreciation or depreciation in the value of the shares will be reflected in equity and will not impact net earnings. One of these contracts for 2.0 million shares was settled in December 1998, and the Company exercised its option to acquire the related shares for $29.9 million. At January 3, 1999, three equity forward contracts covering 6.3 million shares were pending settlement. The third parties' total acquisition price for these shares of $81.8 million, net of a $10.7 million collateral deposit made by the Company with a third party, is reflected as "Temporary equity, net" in the 1998 consolidated balance sheet. In March 1999, one of the remaining contracts covering 2.5 million shares was settled for $32.4 million. The remaining two contracts expire, unless renewed, in June and July of 1999.

     Acquisition of the shares represented by the remaining equity forward contracts is contingent on the Company's ability to obtain financing and maintain compliance with various provisions of its Senior Notes and revolving credit agreements. Management believes that the Company will be able to acquire all shares pending settlement and that credit availability under existing, renewed, or new credit facilities and cash flow from operations will be sufficient to satisfy the Company's obligations upon expiration of the remaining contracts.

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

     Federal law was enacted during 1996 which increased the hourly minimum wage by $0.50 to $4.75 on October 1, 1996 and by another $0.40 to $5.15 on September 1, 1997. The legislation, however, froze the wages of tipped employees at $2.13 per hour if the difference is earned in tip income. Although the Company experienced a slight increase in hourly labor costs during 1998 and 1997, the effect of the increase in minimum wage was significantly diluted due to the fact that the majority of the Company's hourly employees are tipped and the Company's non-tipped employees have historically earned wages greater than the federal minimum. As such, the Company's increases in hourly labor costs were not
proportionate   to  the   increases  in  minimum  wage  rates.

Forward-Looking Information

     Certain information contained in this Annual Report, particularly information regarding the timing and sales price of the disposition of Applebee's restaurants, future economic performance and finances, restaurant development plans, capital requirements and objectives of management, is forward looking. In some cases, information regarding certain important factors that could cause actual results to differ materially from any such forward-looking statement appear together with such statement. Furthermore, the following factors, in addition to other possible factors not listed, could affect the Company's actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include competition within the casual dining restaurant industry, which remains intense; changes in economic conditions such as inflation or a recession; consumer perceptions of food safety; weather conditions; changes in consumer tastes; labor and benefit costs; legal claims; the continued ability of the Company to obtain suitable locations and financing for new restaurant development; government monetary and fiscal policies; laws and regulations; governmental initiatives such as minimum wage rates and taxes; retention of Applebee's employees while sales are pending; the availability of qualified buyers for the remaining Applebee's restaurants and their ability to obtain required financing; and the satisfaction of closing conditions for prospective transactions subject to outstanding contracts or letters of intent. Other factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect the Company's prospects in general are described in Exhibit 99.1 to the Company's Form 10-Q for the fiscal quarter ended June 29, 1997, and the Company's other filings with the Securities and Exchange Commission.

Year 2000

     Historically, certain computer programs were written and certain computer chips were designed using two-digit year designations. These programs and chips may experience problems handling dates beyond 1999. Incomplete or untimely resolution of these problems by the Company, by its critical suppliers, or by governmental entities could have a material adverse effect on the Company's consolidated financial position or results of operations. Work on Year 2000 related issues began in 1997 with executive awareness programs and the engagement of outside consultants to assist in developing a consistent Year 2000 methodology, time line and project plan. An inventory and assessment of information technology ("IT") systems as well as non-IT systems was completed during 1998, and the solution implementation and testing phases have been substantially completed. As the Company has invested primarily in licensed software rather than developing it internally, remediation efforts and related expenditures have not been material. An evaluation of key suppliers to determine the status of their Year 2000 compliance programs is also in process. Currently, management does not anticipate any adverse effects related to the Year 2000. Contingency plans, however, are being developed to address all aspects of operation level functionality and vendor management in the event unforeseen circumstances arise.

Quantitative and Qualitative Disclosures About Market Risk

     The Company is exposed to market risk from changes in interest rates and changes in commodity prices. Exposure to interest rate risk relates primarily to variable rate U.S. LIBOR obligations on revolving credit agreements. Interest rate swap agreements are utilized to manage overall borrowing costs and reduce exposure to adverse fluctuations in interest rates. Two interest rate swap agreements are currently in place under which the Company pays an average of certain foreign LIBOR-based variable rates. These agreements also contain interest rate caps which further limit interest rate exposures. If interest rates related to the Company's U.S. LIBOR obligations increased by 100 basis points over the rates in effect at January 3, 1999, interest expense, after considering the effects of interest rate swap agreements, would increase by approximately $1.4 million in 1999. If an additional 100 basis point interest rate increase occurred in the Company's foreign LIBOR-based obligations, interest expense in 1999 would increase by an additional $1.2 million. These amounts were determined by considering the impact of hypothetical interest rates on the Company's borrowing cost and interest rate swap agreements. The analyses do not consider the effects of the overall reduced debt levels anticipated in 1999. Further, in the event of a change of such magnitude, management would likely take actions to further mitigate its interest rate exposures.

     The Company purchases certain commodities such as beef, chicken, flour and cooking oil. Purchases of these commodities are generally based on vendor agreements which often contain contractual features that limit the price paid by establishing price floors or caps. As commodity price aberrations are generally short term in nature and have not historically had a significant impact on operating performance, financial instruments are not used to hedge commodity price risk.

New Accounting Pronouncements

     AICPA  Statement  of  Position  98-5,   "Reporting  the  Cost  of  Start-Up
Activities," was adopted at the beginning of 1998. This statement requires entities to expense the costs of start-up activities as incurred. As a result of the adoption of this change in accounting policy, from expensing preopening costs in the first full month of a restaurant's operations to expensing them as incurred, a cumulative effect charge from the change in accounting principle of $2.2 million ($1.5 million net of tax benefit) was recorded in the first quarter of 1998.

     Also at the beginning of fiscal 1998, AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was adopted. This statement requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. The adoption of this statement did not have a material effect on the Company's consolidated financial position or results of operations in 1998.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS 130, which is effective for the Company's fiscal 1998, establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Total comprehensive income for the year ended January 3, 1999 included net earnings as reported in the consolidated statement of earnings plus the foreign currency translation adjustment related to the equity investment in Belgo (see the consolidated statements of shareholders' equity and comprehensive income).

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS 131, which is effective for the Company's fiscal 1998, establishes standards for reporting certain information about operating segments, their products and services, geographic areas of operations and major customers. The Company believes it meets the aggregation criteria for reportable segments, since the segments exhibit similar economic characteristics and the nature of the products and services, processes, customers and distribution methods are similar.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133, which is effective for the Company's first quarter financial statements in fiscal 2000, establishes standards for the accounting and reporting of derivative instruments and hedging activities. The Company has not completed its evaluation of the impact, if any, that adoption of this statement will have on its consolidated financial position or results of operations.

Consolidated Statements of Earnings
Avado Brands, Inc.

(In thousands, except per share data)
For the fiscal years ended                                                      1998                1997                1996
---------------------------------------------------------------------------------------------------------------------------------
Restaurant sales:
     Don Pablo's                                                             $270,399             196,457             133,261
     Hops                                                                     106,329              49,511                   -
     McCormick & Schmick's                                                    102,489              67,373                   -
     Canyon Cafe                                                               48,187              18,577                   -
     Applebee's                                                               335,288             454,127             379,042
     Other                                                                          -              22,275              33,719
---------------------------------------------------------------------------------------------------------------------------------
          Total restaurant sales                                              862,692             808,320             546,022
---------------------------------------------------------------------------------------------------------------------------------
Restaurant operating expenses:
     Food and beverage                                                        241,689             225,302             150,090
     Payroll and benefits                                                     279,274             249,356             162,017
     Depreciation and amortization                                             17,014              31,441              22,509
     Other operating expenses                                                 202,994             187,781             125,781
---------------------------------------------------------------------------------------------------------------------------------
          Total restaurant operating expenses                                 740,971             693,880             460,397
---------------------------------------------------------------------------------------------------------------------------------
General and administrative expenses                                            46,150              39,617              26,329
Asset revaluation and other special charges                                     2,940                   -              27,700
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                                               72,631              74,823              31,596
---------------------------------------------------------------------------------------------------------------------------------
Other income (expense):
     Interest expense, net                                                    (25,313)            (20,504)            (11,348)
     Distributions on preferred securities                                     (8,205)             (6,412)                  -
     Gain on disposal of assets                                                72,547                   -                   -
     Income from investments carried at equity                                  1,025                   -                   -
     Other, primarily goodwill amortization                                    (5,641)             (5,834)             (2,024)
---------------------------------------------------------------------------------------------------------------------------------
          Total other income (expense)                                         34,413             (32,750)            (13,372)
---------------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and cumulative effect
     of change in accounting principle                                        107,044              42,073              18,224
Income taxes                                                                   39,300              13,625               6,550
---------------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of change in accounting principle            67,744              28,448              11,674
Cumulative effect of change in accounting principle, net of tax benefit         1,461                   -                   -
---------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                 $ 66,283              28,448              11,674
=================================================================================================================================
Basic earnings per common share:
     Basic earnings before cumulative effect of change
          in accounting principle                                            $   1.85                0.74                0.30
     Cumulative effect of change in accounting principle                        (0.04)                  -                   -
---------------------------------------------------------------------------------------------------------------------------------
Basic earnings per common share                                              $   1.81                0.74                0.30
=================================================================================================================================
Diluted earnings per common share:
     Diluted earnings before cumulative effect of change
          in accounting principle                                            $   1.65                0.73                0.30
     Cumulative effect of change in accounting principle                        (0.03)                  -                   -
---------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per common share                                            $   1.62                0.73                0.30
=================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets
Avado Brands, Inc.

(In thousands, except share data)
Fiscal year end                                                                                     1998                1997
---------------------------------------------------------------------------------------------------------------------------------
Assets
Current assets:
     Cash and cash equivalents                                                                  $   7,216               2,503
     Short-term investments                                                                            27                  37
     Accounts receivable                                                                            9,124               8,983
     Inventories                                                                                    8,599              10,732
     Prepaid expenses and other                                                                     3,205               9,047
     Assets held for sale                                                                          72,814             331,104
---------------------------------------------------------------------------------------------------------------------------------
          Total current assets                                                                    100,985             362,406

Premises and equipment, net                                                                       367,587             283,839
Goodwill, net                                                                                     138,005             138,403
Investments carried at equity                                                                      16,106                   -
Other assets                                                                                       47,914              19,641
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 670,597             804,289
=================================================================================================================================

Liabilities and Shareholders' Equity
Current liabilities:
     Accounts payable                                                                           $  28,474              24,819
     Accrued liabilities                                                                           42,053              40,266
     Current installments of long-term debt                                                       140,500                 206
     Income taxes                                                                                  28,091                   -
---------------------------------------------------------------------------------------------------------------------------------
          Total current liabilities                                                               239,118              65,291
---------------------------------------------------------------------------------------------------------------------------------
Long-term debt                                                                                    116,978             381,843
Deferred income taxes                                                                               8,200              14,231
Other long-term liabilities                                                                         8,177               7,142
---------------------------------------------------------------------------------------------------------------------------------
          Total liabilities                                                                       372,473             468,507
---------------------------------------------------------------------------------------------------------------------------------
Company-obligated mandatorily redeemable preferred securities of
     Avado Financing I, a subsidiary holding solely Avado Brands, Inc.
     7% convertible subordinated debentures due March 1, 2027                                     115,000             115,000
Temporary equity, net                                                                              71,095                   -

Shareholders' equity:
     Preferred stock, $0.01 par value. Authorized 10,000,000 shares; none issued                        -                   -
     Common stock, $0.01 par value. Authorized 75,000,000 shares; 40,478,760
          issued in 1998 and 1997                                                                     405                 405
     Additional paid-in capital                                                                    63,431             145,269
     Retained earnings                                                                            162,411              97,905
     Accumulated other comprehensive income                                                            24                   -
     Treasury stock at cost; 8,910,174 shares in 1998 and 1,662,812 shares in 1997               (114,242)            (22,797)
---------------------------------------------------------------------------------------------------------------------------------
          Total shareholders' equity                                                              112,029             220,782
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 670,597             804,289
=================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income
Avado Brands, Inc.
                                                                                             Accumulated
                                                                   Additional                   Other                     Total
                                                 Common Stock       Paid-in     Retained    Comprehensive   Treasury   Shareholders'
(In thousands, except per share data)           Shares   Amount     Capital     Earnings        Income        Stock       Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                    39,079    $391     $142,355    $ 60,475            -              -       $203,221
Net earnings                                         -       -            -      11,674            -              -         11,674
Purchase of common stock                             -       -            -           -            -       $(30,048)       (30,048)
Common stock issued to ESOP and ESPP                 -       -          197           -            -            487            684
Exercise of options                                 46       -      (14,111)          -            -         16,642          2,531
Tax effect of exercise of options by employees       -       -        4,535           -            -              -          4,535
Cash dividends ($0.030 per share)                    -       -            -      (1,168)           -              -         (1,168)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1996                    39,125     391      132,976      70,981            -        (12,919)       191,429
------------------------------------------------------------------------------------------------------------------------------------
Net earnings                                         -       -            -      28,448            -              -         28,448
Purchase of common stock                             -       -            -           -            -        (22,995)       (22,995)
Issuance of common stock for acquisitions        1,298      13       16,323           -            -              -         16,336
Issuance of treasury stock for acquisitions          -       -         (922)          -            -          6,078          5,156
Common stock issued to ESOP and ESPP                46       1          688           -            -              -            689
Exercise of options                                 10       -       (4,814)          -            -          7,039          2,225
Tax effect of exercise of options by employees       -       -        1,018           -            -              -          1,018
Cash dividends ($0.038 per share)                    -       -            -      (1,524)           -              -         (1,524)
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 28, 1997                    40,479     405      145,269      97,905            -        (22,797)       220,782
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
     Net earnings                                    -       -            -      66,283            -              -         66,283
     Foreign currency translation adjustment         -       -            -           -          $24              -             24
------------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income                           -       -            -      66,283           24              -         66,307
------------------------------------------------------------------------------------------------------------------------------------
Purchase of common stock                             -       -            -           -            -        (92,028)       (92,028)
Common stock issued to ESOP and ESPP                 -       -           36           -            -            370            406
Exercise of options                                  -       -          (65)          -            -            213            148
Temporary equity                                     -       -      (81,809)          -            -              -        (81,809)
Cash dividends ($0.0475 per share)                   -       -            -      (1,777)           -              -         (1,777)
------------------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1999                      40,479    $405     $ 63,431    $162,411          $24      $(114,242)      $112,029
====================================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
Avado Brands, Inc.

(In thousands)
For the fiscal years ended                                                      1998                1997                1996
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net earnings                                                           $  66,283              28,448              11,674
     Adjustments to reconcile net earnings to net cash
          provided by operating activities:
               Depreciation and amortization                                   23,221              39,972              26,250
               Deferred income taxes                                           (6,031)              3,905                 300
               (Gain) loss on disposal of assets                              (72,547)                 54                 107
               Income from investments carried at equity                       (1,025)                  -                   -
               Asset revaluation charges                                            -                   -              27,700
               (Increase) decrease in assets:
                    Accounts receivable                                          (141)             (2,441)             (1,062)
                    Inventories                                                (2,260)             (2,592)             (1,488)
                    Prepaid expenses and other                                  4,187              (1,980)             (1,837)
               Increase (decrease) in liabilities:
                    Accounts payable                                            3,655                 703               3,199
                    Accrued liabilities                                        (4,725)             (1,447)             (4,958)
                    Income taxes                                               28,091              (2,050)              4,668
                    Other long-term liabilities                                 2,309                 164                   -
------------------------------------------------------------------------------------------------------------------------------------
                         Net cash provided by operating activities             41,017              62,736              64,553
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Capital expenditures                                                    (142,841)           (172,963)           (124,623)
     Acquisition of businesses, net of cash acquired                           (2,658)           (146,444)                  -
     Proceeds from disposal of assets, net                                    373,814               5,798                 429
     Decrease in short-term investments                                            10                  15                 325
     Additions to investments carried at equity                               (15,057)                  -                   -
     Additions to other assets                                                (21,975)             (5,676)             (4,690)
------------------------------------------------------------------------------------------------------------------------------------
                         Net cash provided by (used in) investing activities  191,293            (319,270)           (128,559)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Net proceeds from (repayment of) revolving credit agreements            (114,726)            165,500             (11,000)
     Proceeds from issuance of preferred securities, net of issue costs             -             111,261                   -
     Proceeds from issuance of long-term debt                                       -                 823             121,880
     Principal payments on long-term debt                                      (8,500)               (865)            (19,756)
     Proceeds from issuance of common stock                                       148               2,914               3,215
     Dividends declared and paid                                               (1,777)             (1,524)             (1,168)
     Purchase of treasury stock                                               (92,028)            (22,995)            (30,048)
     Collateral payments on equity forward contracts                          (10,714)                  -                   -
------------------------------------------------------------------------------------------------------------------------------------
                         Net cash (used in) provided by financing activities (227,597)            255,114              63,123
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            4,713              (1,420)               (883)
Cash and cash equivalents at the beginning of the period                        2,503               3,923               4,806
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at the end of the period                          $   7,216               2,503               3,923
====================================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Avado Brands, Inc.

Note 1 - Summary of Significant Accounting Policies

     Avado Brands, Inc. (formerly Apple South, Inc.), including its wholly owned subsidiaries (the "Company"), is a multi-concept restaurant company operating restaurants in 29 states plus the District of Columbia. At January 3, 1999, the Company operated 123 Don Pablo's Mexican Kitchen restaurants, 47 Hops Restaurant Bar and Brewery restaurants, 23 McCormick & Schmick's seafood dinner houses, 19 Canyon Cafe restaurants as well as 44 Applebee's Neighborhood Grill & Bar restaurants which were held for sale. The Company owns all of its brands on a proprietary basis except Applebee's, which is franchised. Avado Brands also owns a 20% equity interest in Belgo Group PLC, a ten-unit United Kingdom restaurant company, and a 25% equity interest in 11 Harrigans Grill and Bar restaurants.

     Basis of Presentation - The consolidated financial statements include the accounts of Avado Brands, Inc. and its wholly owned subsidiaries. Investments in 20% to 50% owned affiliates and partnerships are accounted for on the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

     Use of Estimates - Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions related to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results may ultimately differ from estimates.

     Fiscal Year - The Company's fiscal year is a 52- or 53-week year ending on the Sunday closest to December 31. Accordingly, the accompanying consolidated financial statements are as of and for the 53 weeks ended January 3, 1999 ("fiscal 1998") and the 52-week periods ended December 28, 1997 ("fiscal 1997") and December 29, 1996 ("fiscal 1996"). All general references to years relate to fiscal years unless otherwise noted.

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

     Assets Held for Sale - Assets held for sale are stated at the lower of cost or estimated net realizable value and include certain premises and equipment, franchise costs and goodwill related primarily to the Company's Applebee's brand (Note 2). In accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," the Company does not recognize depreciation or amortization expense during the period in which the assets are being held for sale.

     Premises and Equipment - Premises and equipment are stated at cost. Depreciation of premises and equipment is calculated using the straight-line method over the estimated useful lives of the related assets, which approximates 30 years for buildings and seven years for equipment. Leasehold improvements are depreciated using the straight-line method over the shorter of the lease term, including renewal periods, or the estimated useful life of the asset.

     Franchise Costs - In 1997 and 1996, the costs related to acquisition of Applebee's franchises were amortized over their estimated useful lives, principally 20 years, using the straight-line method. At January 3, 1999 and

December 28, 1997, franchise costs are included as a component of assets held for sale in the consolidated balance sheets (Note 2). The franchise agreements for the Applebee's restaurants require royalty fees equal to 4% of sales and advertising fees equal to 11/2% of sales. Such fees are expensed as incurred. Total royalty and advertising fees paid under franchise agreements were $18.4 million in 1998, $25.0 million in 1997 and $21.4 million in 1996.

     Goodwill - Goodwill represents the excess of purchase price over fair value of net assets acquired and is amortized over the expected period to be benefitted, typically 40 years, using the straight-line method. Recoverability of this intangible asset is determined by assessing whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. Accumulated amortization of goodwill amounted to $5.9 million at January 3, 1999 and $2.9 million at December 28, 1997.

     Development Costs - Certain direct and indirect costs are capitalized in conjunction with acquiring and developing new restaurant sites and amortized over the life of the related building. Development costs were capitalized as follows: $5.0 million in 1998, $4.7 million in 1997 and $4.0 million in 1996.

     Preopening Costs - Preopening costs consist primarily of wages and salaries, hourly employee recruiting, license fees, meals, lodging and travel plus the cost of hiring and training the management teams. AICPA Statement of Position 98-5, "Reporting the Cost of Start-Up Activities," was adopted at the beginning of 1998. This statement requires entities to expense the costs of start-up activities as incurred. As a result of the adoption of this change in accounting policy, from expensing preopening costs in the first full month of a restaurant's operations to expensing them as incurred, a cumulative effect charge from the change in accounting principle of $2.2 million ($1.5 million net of tax benefit) was recorded in the first quarter of 1998.

     Advertising - Advertising is expensed over the period covered by the related promotions. Total advertising expense included in other operating expenses was $32.6 million in 1998, $29.0 million in 1997 and $15.0 million in 1996, in addition to amounts paid to the franchisor of Applebee's.

     Foreign Currency Translation - Investments in foreign affiliates are translated into U.S. dollars at the period-end exchange rate, while net earnings are translated at the average exchange rate during the period. The resulting translation adjustments are recorded as a separate component of shareholders'
equity   and   comprehensive   income.

     Stock-Based Compensation - Stock-based compensation is determined using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock (Note 14).

     Interest Rate Contracts - Interest rate contracts are used principally for the management of interest rate exposures. Differentials to be received or paid under contracts designated as hedges are recognized in income over the life of the contracts as adjustments to interest expense.

     Certain interest rate swap contracts are used for trading purposes. These contracts are carried at fair value. Fair value for interest rate swap contracts is based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. At January 3, 1999, no interest rate swap contracts were classified as trading instruments.

     Counterparties to interest rate contracts are major financial institutions with which the Company also has other financial relationships. Exposure to credit loss exists in the event of nonperformance by these counterparties. However, the Company does not anticipate nonperformance by the other parties, and no material loss would be expected from their nonperformance.

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

     Reclassifications - Certain accounts have been reclassified in the 1997 and 1996 financial statements to conform with the 1998 classifications.

Note 2 - Applebee's  Divestiture

     In December 1997, the Company announced the decision to sell its franchised Applebee's restaurants in order to focus on the development of proprietary restaurant concepts. During 1998, the divestiture was substantially completed with the sale of 233 of 279 Applebee's locations and the closing of two additional locations. Gross proceeds in 1998 totaled $434.8 million including $6.8 million in notes and other amounts due. The notes, net of a $2.6 million allowance, are included in "Other assets" in the accompanying 1998 consolidated balance sheet.

     "Gain on disposal of assets" in the accompanying 1998 consolidated statement of earnings primarily reflects the gain recognized on the Applebee's divestiture. The unsold premises and equipment and franchise cost related to the brand are included in "Assets held for sale" in the accompanying consolidated balance sheets. Depreciation and amortization on these long-lived assets were suspended in December 1997, when management finalized the decision to dispose of the brand. Sale of the remaining restaurants is expected to be completed in early 1999.

Note 3 - Asset Revaluation and Other Special Charges

     In the fourth quarter of 1998, programs were initiated at Don Pablo's, Canyon Cafe and the Company's corporate headquarters to reorganize management and reduce overhead costs. A pre-tax charge of $2.9 million was recorded, the components of which related primarily to employee termination and severance costs. At January 3, 1999, the unpaid portion of these charges ($1.8 million) was included in "Accrued liabilities" in the accompanying 1998 consolidated balance sheet.

     In 1996, the Tomato Rumba's operating brand was dissolved and efforts to sell Hardee's were accelerated. These decisions, combined with the implementation of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of," resulted in an asset revaluation charge of $27.7 million. Assets related to these brands, included as a component of assets held for sale in the consolidated balance sheets, were $0.5 million and $1.7 million at January 3, 1999 and December 28, 1997, respectively. During 1998 and 1997, Hardee's and several Tomato Rumba's locations were sold, several additional locations were converted to other company brands, and the remaining assets were redeployed.

Note 4 - Investments and Acquisitions

     In January 1998, the Company acquired, for $6.1 million, a 20% interest in Belgo Group PLC ("Belgo"), a public restaurant company based in the United Kingdom that owned two Belgo restaurants in London. In 1998, Belgo completed two transactions for the acquisition of five additional restaurants. In connection with these acquisitions, the Company invested an additional $8.8 million to maintain its 20% equity interest. At January 3, 1999, the fair value of the Company's investment in Belgo was approximately $31.0 million. Also in 1998, the Company and Belgo entered into two 50/50 joint ventures: one to develop one of the Company's proprietary brands in Europe and the other to develop Belgo restaurants in the Western Hemisphere. In January 1999, the first Belgo restaurant in the United States was opened in New York City.

     In April 1998, the Company sold its Harrigans brand, receiving $3.0 million in cash plus a $4.0 million note and retaining a 25% equity interest in the ongoing business. The transaction resulted in a $0.6 million gain with an additional $4.0 million gain, related to the note, being deferred. The investment is accounted for using the equity method of accounting.

     In July 1997, the Company acquired Canyon Cafes, Inc. ("Canyon Cafe") for $46.3 million, including $33.6 million in cash, the issuance of 357,600 shares of common stock and the assumption of approximately $7.5 million in debt.

     In March 1997, the Company acquired Hops Restaurant Bar & Brewery ("Hops") for $58.4 million, which included $16.3 million in cash, the issuance of 1.05 million shares of common stock and the assumption of approximately $28.9 million in debt.

     In March 1997, the Company acquired McCormick & Schmick Holding Corp. ("McCormick & Schmick's") for $68.3 million, including $50.1 million in cash, the issuance of 248,139 shares of common stock and the assumption of approximately $15.0 million in debt.

     All three 1997 acquisitions were accounted for using the purchase method of accounting. Accordingly, a portion of the purchase consideration was allocated to the net assets acquired based on their estimated fair values. The aggregate fair value of identifiable assets acquired and liabilities assumed was $68.0 million and $37.5 million, respectively. The remaining estimated excess of purchase price over net assets acquired of $142.5 million was recorded as goodwill and is being amortized on a straight-line basis over 40 years.

     The following unaudited pro forma financial information gives effect to all of the three foregoing acquisitions as if the acquisitions had occurred as of the beginning of the periods presented. This pro forma financial information reflects certain adjustments such as: expensing rather than capitalizing and amortizing preopening expenses, amortization of goodwill, interest expense on the proceeds of the Convertible Preferred Securities (Note 7), elimination of interest on a portion of the acquisition debt assumed, and the related income tax effects (amounts in thousands, except per share data):

                                                                1997       1996
--------------------------------------------------------------------------------
                                                         (unaudited) (unaudited)
Total restaurant sales:                                     $842,785    672,927
Net earnings                                                $ 26,759      6,536
Basic earnings per common share                             $   0.67       0.16
Diluted earnings per common share                           $   0.67       0.16
--------------------------------------------------------------------------------

     These pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had taken place as of the beginning of the periods presented, nor do they reflect the purchase price that might have been negotiated at these earlier periods.

Note 5 - Premises and Equipment

(Amounts in thousands)
For fiscal year end                                             1998       1997
--------------------------------------------------------------------------------
Land                                                        $ 69,154     42,166
Buildings                                                    161,501    123,901
Equipment                                                     79,371     87,043
Leasehold improvements                                        88,270     59,584
Construction in progress                                      23,628     19,234
--------------------------------------------------------------------------------
Total premises and equipment                                 421,924    331,928
Less accumulated depreciation and amortization                54,337     48,089
--------------------------------------------------------------------------------
Premises and equipment, net                                 $367,587    283,839
================================================================================


Note 6 - Long-Term Debt

(Amounts in thousands)
For fiscal  year end                                            1998       1997
--------------------------------------------------------------------------------
Revolving  credit  agreements,  unsecured,  with
  variable rate interest (7.3% at January 3, 1999)          $140,500    255,000
Senior notes, unsecured                                      116,500    125,000
Other                                                            478      2,049
--------------------------------------------------------------------------------
Total long-term debt                                         257,478    382,049
Less current maturities                                      140,500        206
--------------------------------------------------------------------------------
Long-term debt, excluding current maturities                $116,978    381,843
================================================================================


     At January 3, 1999, revolving credit agreements aggregated $162.0 million of which $21.5 million was unused and available. The agreements expire in March through July of 1999, and as such, the $140.5 million of revolving obligations have been classified as current maturities. The Company anticipates reducing these obligations with proceeds received from Applebee's divestiture transactions expected to be completed in 1999. Remaining revolving obligations are expected to be replaced prior to their expiration with the renewal and expansion of long-term revolving credit agreements.

     In 1996, $125.0 million of 9.75% senior notes were issued under a $200.0 million shelf registration. The notes are due March 2006 with interest payable semi-annually. In 1998, the Company repurchased $8.5 million of these notes.

     Based on the borrowing rates currently available to the Company for loans with similar terms and average maturities, the fair value of revolving credit agreements and other long-term debt approximates the book value recorded. Fair value of the senior notes at January 3, 1999 was estimated as $109.8 million, based on quoted market prices of the notes.

     The aggregate annual maturities of long-term debt for the years subsequent to January 3, 1999 are as follows: 1999-$140.5 million and 2001-$0.5 million. The $116.5 million senior notes are due in 2006.

     Terms of the senior notes and revolving credit agreements include various provisions which, among other things, require the Company to (i) maintain defined net worth and coverage ratios, (ii) limit the incurrence of certain liens or encumbrances in excess of defined amounts and (iii) maintain defined leverage ratios. As amended, the Company was in compliance with the loan provisions.

     During 1998 and 1997, the Company was party to various interest rate swap agreements with notional amounts ranging from $75.0 million to $115.0 million. At January 3, 1999, two interest rate swap agreements with $100.0 million and $115.0 million notional amounts were in place. The first agreement is a hedge of U.S. LIBOR obligations relating to revolving credit facilities. Under the terms of the agreement, the Company pays an average of certain foreign LIBOR-based variable rates (6.0% at January 3, 1999) and receives a U.S. LIBOR-based variable rate (5.2% at January 3, 1999). At January 3, 1999, the Company estimates that it would have paid approximately $1.0 million to terminate this swap agreement. The other swap agreement relates to the 7.0% fixed interest obligation on the Convertible Preferred Securities (Note 7). Under the agreement, the Company pays an average of certain foreign LIBOR-based variable rates (5.9% at January 3, 1999) and receives a 7.0% fixed rate. At January 3, 1999, the Company estim ates that it would have paid approximately $2.8 million to terminate this swap agreement. Under the terms of the agreement, however, the swap terminates upon conversion of the Convertible Preferred Securities with no amounts due from either party. Amounts received on interest rate swap agreements accounted for as hedges totaled $0.1 million in 1998 and $1.9 million in 1997.

Note 7 - Convertible Preferred Securities

     In 1997, Avado Financing I (formerly Apple South Financing I) (the "Trust") issued 2,300,000, $3.50 term convertible securities, Series A (the "Convertible Preferred Securities"), having a liquidation preference of $50 per security. The Trust, a statutory business trust, is a wholly owned, consolidated subsidiary of the Company with its sole asset being $115.0 million aggregate principal amount of 7% convertible subordinated debentures due March 1, 2027 of Avado Brands, Inc. (the "Convertible Debentures").

     The Convertible Preferred Securities are convertible until 2027 at an initial rate of 3.3801 shares of Avado Brands common stock for each security (equivalent to a conversion price of $14.793 per share). A guarantee has been executed with regard to the Convertible Preferred Securities. The guarantee, when taken together with the obligations under the Convertible Debentures, the indenture pursuant to which the Convertible Debentures were issued, and the declaration of trust of Avado Financing I, provides a full and unconditional guarantee of amounts due under the Convertible Preferred Securities.

     Proceeds, after deducting underwriters' fees and other offering expenses of approximately $3.7 million, of $111.3 million were used to repay revolving loan advances used for the acquisition of McCormick & Schmick's and to finance the acquisition of Hops Restaurant Bar & Brewery, including in each case, retirement of acquired company debt.

Note 8 - Leases

     Various leases are utilized for restaurant land, buildings, equipment and office facilities. Land and building lease terms typically range from 10 to 20 years, with renewal options ranging from five to 20 years. Equipment lease terms generally range from four to eight years. In the normal course of business, some leases are expected to be renewed or replaced by leases on other properties. Future minimum lease payments do not include amounts payable for maintenance costs, real estate taxes, insurance, etc., or contingent rentals payable based on a percentage of sales in excess of stipulated amounts for restaurant facilities.

     In 1997, the Company entered into a $70.0 million (amended to $30.0 million in 1998) master equipment lease agreement. The agreement provides for the rental of restaurant equipment for a five-year period, subject to renewal at the Company's option. Pursuant to terms of the agreement, the Company acts as purchasing agent for the lessor. Equipment is procured for new restaurants, with payment coming from the lessor. This agreement has been accounted for as an operating lease for financial reporting purposes. At January 3, 1999, $3.7 million of the $30.0 million commitment was unused and available.

     Future minimum lease payments under noncancelable operating leases at January 3, 1999 are as follows (amounts in thousands):

1999                                                                   $ 20,192
2000                                                                     21,036
2001                                                                     20,854
2002                                                                     20,621
2003                                                                     20,436
Later years                                                             105,169
--------------------------------------------------------------------------------
Total minimum payments                                                 $208,308
================================================================================

     Total rental expense related to cancelable and noncancelable operating leases was $27.5 million in 1998, $24.3 million in 1997 and $15.6 million in 1996. Rental expense included contingent rentals of $2.3 million in 1998, $1.0 million in 1997 and $0.9 million in 1996.

Note 9 - Accrued Liabilities

(Amounts in thousands)
For fiscal year end                                             1998       1997
--------------------------------------------------------------------------------
Payroll and related benefits                                 $13,584     15,060
Insurance                                                      6,615      4,219
Gift certificates                                              4,797      3,926
Applebee's divestiture                                         2,948          -
Acquisition costs                                              2,830      5,327
Property taxes                                                 2,659      4,293
Other                                                          8,620      7,441
--------------------------------------------------------------------------------
                                                             $42,053     40,266
================================================================================

Note 10 - Supplemental Cash Flow Information

     The following supplements the consolidated statements of cash flows (amounts in thousands):

                                                     1998       1997       1996
--------------------------------------------------------------------------------
Interest paid                                     $25,739     20,452     10,728
--------------------------------------------------------------------------------
Distributions on preferred securities               8,050      5,944          -
--------------------------------------------------------------------------------
Income taxes paid                                  14,487      9,022      1,415
--------------------------------------------------------------------------------
Business acquisitions, net of cash acquired:
  Fair value of assets acquired, other than cash        -     64,861          -
  Liabilities assumed                               1,274    (37,504)         -
  Merger consideration payable                          -     (1,890)         -
  Stock issued                                          -    (21,492)         -
  Purchase price in excess of the net
    assets acquired                                 1,384    142,469          -
--------------------------------------------------------------------------------
Net cash used for acquisitions                    $ 2,658    146,444          -
================================================================================

     The 1998 business acquisition reflects the buyout of several of Hops' joint venture partners. As discussed in Note 2, in 1998 the Company sold 233 Applebee's restaurants. The accompanying consolidated balance sheets reflect changes in asset and liability accounts related to the divestiture of these restaurants as follows: decrease in assets held for sale of $281.3 million, decreases in assets not classified as held for sale of $5.5 million and increases in accrued liabilities of $2.9 million.

Note 11 - Earnings Per Share Information

     Effective for fiscal year ending December 28, 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." SFAS 128 requires all entities to provide dual disclosure of earnings per share, basic and diluted. Basic earnings per share equals net earnings divided by the weighted average number of common shares outstanding and does not include the dilutive effects of stock options. Diluted earnings per share is computed by giving effect to dilutive stock options and by adjusting both net earnings and shares outstanding as if the Convertible Preferred Securities (Note
7) had been converted at the date of issuance. In accordance with SFAS 128, all prior-period earnings per share have been restated. The following table presents a reconciliation of weighted average shares and earnings per share amounts (amounts in thousands, except per share data):

                                                     1998       1997       1996
--------------------------------------------------------------------------------
Average number of common shares used
  in basic calculation                             36,612     38,620     38,731
Additional shares issuable pursuant to employee
  stock option plans at period-end market price         9        206        686
Shares issuable on assumed conversion of
  Convertible Preferred Securities                  7,774      6,101          -
--------------------------------------------------------------------------------
Average number of common shares used
  in diluted calculation                           44,395     44,927     39,417
================================================================================
Earnings before cumulative effect of
  change in accounting principle                  $67,744     28,448     11,674
Cumulative effect of change in accounting
  principle, net of tax                             1,461          -          -
--------------------------------------------------------------------------------
Net earnings                                       66,283     28,448     11,674
Distribution savings on assumed conversion
  of Convertible Preferred Securities, net
  of income taxes                                   5,415      4,336          -
--------------------------------------------------------------------------------
Net earnings for computation of diluted
  earnings per common share                       $71,698     32,784     11,674
================================================================================
Basic earnings before cumulative effect of
  change in accounting  principle                  $ 1.85       0.74       0.30
Cumulative effect of change in accounting
  principle                                         (0.04)         -          -
--------------------------------------------------------------------------------
Basic earnings per common share                    $ 1.81       0.74       0.30
================================================================================
Diluted earnings before cumulative effect of
  change in accounting principle                   $ 1.65       0.73       0.30
Cumulative effect of change in accounting
  principle                                         (0.03)         -          -
--------------------------------------------------------------------------------
Diluted earnings per common share                  $ 1.62       0.73       0.30
================================================================================

Note 12 - Income Taxes

     The components of the provision for income taxes for the years ended January 3, 1999, December 28, 1997 and December 29, 1996 before change in accounting principle are as follows (amounts in thousands):

                                                  Current    Deferred     Total
--------------------------------------------------------------------------------
1998:
  Federal                                         $36,035     (3,861)    32,174
  State                                             9,296     (2,170)     7,126
--------------------------------------------------------------------------------
    Total                                         $45,331     (6,031)    39,300
================================================================================
1997:
  Federal                                         $ 8,090      3,850     11,940
  State                                             1,630         55      1,685
--------------------------------------------------------------------------------
    Total                                         $ 9,720      3,905     13,625
================================================================================
1996:
  Federal                                         $ 5,200        250      5,450
  State                                             1,050         50      1,100
--------------------------------------------------------------------------------
    Total                                         $ 6,250        300      6,550
================================================================================

     A reconciliation of the Federal statutory income tax rate to the effective income tax rate applied to earnings before income taxes in the accompanying consolidated statements of earnings for the years ended January 3, 1999, December 28, 1997 and December 29, 1996 follows:

                                                     1998       1997       1996
--------------------------------------------------------------------------------
Tax at federal statutory rate                        35.0%      35.0%      35.0%
Increase (decrease) in taxes due to:
  Rate differential                                     -          -       (0.7)
  State income tax, net of federal benefit            4.1        4.0        3.9
  FICA tip and targeted jobs tax credits             (3.4)     (10.1)      (2.2)
Nondeductible goodwill                                1.0        2.0          -
Other, net                                              -        1.5       (0.1)
--------------------------------------------------------------------------------
Effective tax rate                                   36.7%      32.4%      35.9%
================================================================================

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at January 3, 1999 and December 28, 1997 are presented below (amounts in thousands):

                                                                1998       1997
--------------------------------------------------------------------------------
FICA tip credits not yet taken for federal
  tax purposes                                              $  2,392      5,772
Asset impairment and other charges recorded
  for financial statement purposes but not
  yet taken for tax purposes                                  10,311      6,618
Other                                                          7,092        589
--------------------------------------------------------------------------------
Total deferred tax assets                                     19,795     12,979
--------------------------------------------------------------------------------
Depreciation and amortization taken for tax
  purposes in excess of amounts taken for
  financial reporting purposes                               (25,499)   (25,713)
Other                                                         (2,496)    (1,497)
--------------------------------------------------------------------------------
Deferred tax liability                                      $ (8,200)   (14,231)
================================================================================

     A valuation allowance for deferred tax assets has not been recorded as of January 3, 1999 or December 28, 1997. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon these factors, management believes it is more likely than not the Company will realize the benefits of the deductible differences.

Note 13 - Interest Expense

     Following is a summary of interest cost incurred and interest cost capitalized as a component of the cost of construction in progress (amounts in thousands):

                                                     1998       1997       1996
--------------------------------------------------------------------------------
Interest cost capitalized                         $ 1,426      2,509      1,572
Interest cost expensed                             25,313     20,504     11,348
--------------------------------------------------------------------------------
Total interest incurred                           $26,739     23,013     12,920
================================================================================

Note 14 - Stock Option Plans

     The 1988 stock option plan (the "Stock Option Plan") and the 1993 and 1995 Stock Incentive Plans (the "Stock Incentive Plans") provide for the granting of nonqualified and incentive options for up to 1,974,375 shares, 450,000 shares and 3,600,000 shares, respectively, of common stock of the Company to key officers, directors and employees. Generally, options awarded under the Stock Option Plan and Stock Incentive Plans are granted at prices which equate to fair market value on the date of the grant, are exercisable over three to ten years, and expire ten years subsequent to award.

     The 1992 DF&R Stock Option Plan (the "DF&R Option Plan") provides for the granting of 1,000,000 shares of common stock to key officers, directors and employees. Options awarded under the DF&R Option Plan prior to the merger were adjusted based on the exchange ratio of 1.5 shares of the Company's common stock for each share of DF&R common stock. Options awarded under the DF&R Option Plan are generally granted at prices which equate to fair market value on the date of grant. With limited exceptions, all options are generally exercisable beginning one year from the date of grant with annual vesting periods and terminate not later than five years from the date of grant. Management does not anticipate granting any additional options under the DF&R Option Plan.

     The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value methodology prescribed under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," the Company's net earnings and diluted earnings per share would have been reduced by $0.6 million or $0.01 per share in 1998, $2.3 million or $0.05 per share in 1997 and $2.1 million or $0.05 per share in 1996. The effects of either recognizing or disclosing compensation cost under SFAS 123 may not be representative of the effects on reported net earnings for future years. The fair value of the options granted during 1998 is estimated as $7.37 on the date of grant using the Black-Scholes option-pricing mod el with the following assumptions: dividend yield 0.33%, volatility of 50%, risk-free interest rate of 5.0% and an expected life of 6.7 years. Further information relating to total options is as follows:

                                                                        Average
                                                            Shares       Price
--------------------------------------------------------------------------------
Outstanding at December 31, 1995                           2,790,673     $13.44
Granted in 1996                                              726,587      19.72
Exercised in 1996                                           (779,198)      3.25
Canceled in 1996                                            (243,870)     21.48
--------------------------------------------------------------------------------
Outstanding at December 29, 1996                           2,494,192      17.66
Granted in 1997                                            1,412,694      14.46
Exercised in 1997                                           (334,296)      6.66
Canceled in 1997                                            (574,460)     19.15
--------------------------------------------------------------------------------
Outstanding at December 28, 1997                           2,998,130      17.04
Granted in 1998                                              183,425      13.15
Exercised in 1998                                            (15,885)      9.42
Canceled in 1998                                          (1,149,880)     17.10
--------------------------------------------------------------------------------
Outstanding at January 3, 1999                             2,015,790     $16.60
================================================================================

     The following table summarizes information concerning currently outstanding and exercisable options:

                         Options Outstanding               Options Exercisable
                 ----------------------------------    -------------------------
                             Average      Average                    Average
Exercise                    Remaining     Exercise                   Exercise
Price Range       Shares      Life         Price        Shares        Price
--------------------------------------------------------------------------------
$ 5.01-$10.00      9,375    9.5 years     $ 8.63           375       $ 8.33
$10.01-$15.00    937,013    8.0 years      13.45        45,653        12.77
$15.01-$20.00    694,390    5.6 years      18.23       116,300        17.26
$20.01-$25.00    334,464    7.0 years      21.18        27,847        21.16
$25.01-$30.00     40,548    7.0 years      25.48           900        25.25
--------------------------------------------------------------------------------
Total          2,015,790    7.0 years     $16.60       191,075       $16.78
================================================================================

Note 15 - Employee Benefit Plans

     A noncontributory Employee Stock Ownership Plan (the "Plan") covers substantially all full-time employees. In accordance with the terms of the Plan, the Company may make contributions to the Plan in amounts as determined by the Board of Directors. Participants become 20% vested in their accounts after three years of service, escalating 20% each year thereafter until they are fully vested. Contribution expense related to the Plan was $0.5 million in 1998, $0 in 1997 and $0.3 million in 1996.

     The Avado Brands, Inc. Profit Sharing Plan and Trust, established in accordance with Section 401(k) of the Internal Revenue Code, allows eligible participating employees to defer receipt of a portion of their compensation and contribute such amount to one or more investment funds. Employee contributions are matched by the Company dollar for dollar for the first 2% of the employee's income deferred. Matching funds vest at the rate of 20% each year, beginning after three years of service. Company contributions were $0.4 million in 1998, $0.5 million in 1997 and $0.4 million in 1996.

     Note 16 - Shareholders' Equity

     The Board of Directors, from time to time and depending on market conditions, authorizes the purchase of common shares. In 1998, the Company purchased 7.3 million shares of its common stock for $92.0 million, including one of the equity forward contracts discussed below.

     In 1998, third parties purchased a total of 8.3 million shares of the Company's common stock at an average price per share of $13.36 (or a total acquisition cost of $110.9 million) pursuant to four equity forward contracts. Upon expiration of the agreements, the Company has the option to (i) acquire the shares at the third parties' average acquisition cost as described above or (ii) instruct the third parties to sell the stock in the market and settle in cash any appreciation or depreciation in the market value of the stock at the sale date compared to the acquisition cost described above. Any such appreciation or depreciation in the value of the shares will be reflected in equity and will not impact net earnings. One of these contracts for 2.0 million shares was settled in December 1998, and the Company exercised its option to acquire the related shares for $29.9 million. At January 3, 1999, three equity forward contracts covering 6.3 million shares were pending settlement. The third parties' total acquisition price for these shares of $81.8 million, net of a $10.7 million collateral deposit made by the Company with a third party, is reflected as "Temporary equity, net" in the 1998 consolidated balance sheet. The remaining contracts expire in March through July of 1999.

Note 17 - Commitments and Contingencies

     Under the Company's insurance programs, coverage is obtained for significant exposures as well as those risks required to be insured by law or contract. It is the Company's preference to retain a significant portion of certain expected losses related primarily to workers' compensation, physical loss to property and comprehensive general liability. Provisions for losses expected under these programs are recorded based on estimates of the aggregate liability for claims incurred.

     The Company is contingently liable for letters of credit aggregating approximately $4.3 million and is co-guarantor of a $5.0 million revolving credit facility relating to one of its joint ventures with Belgo. At January 3, 1999, $1.0 million was outstanding under this facility.

     In connection with Applebee's divestiture transactions completed during 1998, the Company remains contingently liable for lease obligations relating to 67 restaurants. Assuming that each respective purchaser became insolvent, an event management believes to be highly unlikely, the Company could be liable for lease payments extending through 2035 with minimum lease payments totaling $48.0 million. In the event of default, the franchisor has the contractual right to assume the obligations under the leases. In the event the Company becomes liable for any such obligations, it may have certain rights to the leased properties. Management believes that the ultimate disposition of these contingent liabilities should not have a material adverse effect on the Company's consolidated financial position or results of operations.

     In 1997, two lawsuits were filed by persons seeking to represent a class of shareholders of the Company who purchased shares of the Company's common stock between May 26, 1995 and September 24, 1996. Each plaintiff named the Company and certain of its officers and directors as defendants. The complaints alleged acts of fraudulent misrepresentation by the defendants which induced the plaintiffs to purchase the Company's common stock and alleged illegal insider trading by certain of the defendants, each of which allegedly resulted in losses to the plaintiffs and similarly situated shareholders of the Company. The complaints each sought damages and other relief. In 1998, one of these suits was dismissed. Although the ultimate outcome of the remaining lawsuit cannot be determined at this time, the Company believes that the allegations therein are without merit and intends to vigorously defend itself.

     The Company is involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Note 18 - Related Party Transactions

     In 1998, the Board of Directors approved loans to certain executive officers of the Company. At January 3, 1999, the Company held notes receivable from the Chief Executive Officer, totaling $7.9 million. The principal balances of the notes are due in November and December of 2000 or earlier upon demand of the Company and bear interest at 7.0% per annum with interest payment due at maturity. The Company also holds notes receivable from two other executive officers totaling $0.1 million. The notes are due in October and November of 1999 and bear interest at 5.06% per annum with interest payment due at maturity.

Note 19 - Quarterly Financial Data (unaudited)

(In thousands except             First    Second    Third     Fourth     Total
  per share data)               Quarter   Quarter  Quarter    Quarter     Year
--------------------------------------------------------------------------------
1998:
  Restaurant sales             $241,676   239,843   204,442   176,731   862,692
  Gross profit(1)              $ 95,711    95,136    79,965    70,917   341,729
  Net earnings (loss)(2)       $ 38,539     6,325    24,438    (1,558)   67,744
  Basic earnings (loss)
    per share(2)               $   0.99      0.17      0.67     (0.05)     1.85
  Diluted earnings (loss)
    per share(2)               $   0.85      0.17      0.58     (0.05)     1.65
1997:
  Restaurant sales             $171,453   202,889   215,739   218,239   808,320
  Gross profit(1)              $ 71,269    85,940    90,549    85,904   333,662
  Net earnings                 $  7,268    10,224    10,660       296    28,448
  Basic earnings per share     $   0.19      0.27      0.28      0.01      0.74
  Diluted earnings per share   $   0.19      0.25      0.26      0.01      0.73
--------------------------------------------------------------------------------

     (1) The Company defines gross profit as total restaurant sales less the cost of food and beverage and payroll and benefits. These costs represent the expenses associated directly with providing the Company's products and services.

     (2)Amounts are presented before the cumulative effect of change in accounting principle related to preopening expenses.

Report of Management
Avado Brands, Inc.

     The management of Avado Brands, Inc. has prepared the consolidated financial statements and all other financial information appearing in this Annual Report and is responsible for their integrity. The consolidated financial statements were prepared in conformity with generally accepted accounting principles and, accordingly, include certain amounts based on management's best judgments and estimates.

     Management maintains a system of internal accounting controls and procedures designed to provide reasonable assurance, at an appropriate cost/benefit relationship, regarding the reliability of the published consolidated financial statements and the safeguarding of assets against unauthorized acquisition, use or disposition.

     The independent auditors, KPMG LLP, were recommended by the Audit Committee of the Board of Directors, and that recommendation was ratified by the Company's shareholders. The Audit Committee, which is composed solely of directors who are not officers of the Company, meets periodically with the independent auditors and management to ensure that they are fulfilling their obligations and to discuss internal accounting controls, auditing and financial reporting matters. The Audit Committee also reviews with the independent auditors the scope and results of the audit effort. The independent auditors periodically meet alone with the Audit Committee and have full and unrestricted access to the Audit Committee at any time.

     The recommendations of the independent auditors are reviewed by management. Control procedures have been implemented or revised as appropriate to respond to these recommendations. No material weaknesses in internal controls have been brought to the attention of management.

     The Company assessed its internal control system as of January 3, 1999, in relation to criteria for effective internal control over financial reporting described in "Internal Control Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the Company believes that, as of January 3, 1999, its system of internal control over financial reporting and over safeguarding of assets against unauthorized acquisition, use or disposition, met those criteria.

/s/ Tom E. DuPree, Jr.
---------------------------
Tom E. DuPree, Jr.
Chairman of the Board
and Chief Executive Officer

/s/ Erich J. Booth
---------------------------
Erich J. Booth
Chief Financial Officer
and Corporate Treasurer

Independent Auditors' Report

The Board of Directors
Avado Brands, Inc.

     We have audited the accompanying consolidated balance sheets of Avado Brands, Inc. as of January 3, 1999 and December 28, 1997, and the related consolidated statements of earnings, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avado Brands, Inc. at January 3, 1999 and December 28, 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended January 3, 1999, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1998 the Company adopted the provisions of AICPA Statement of Position 98-5, "Reporting the Cost of Start-Up Activities."

KPMG LLP

Atlanta, Georgia
January 29, 1999

Corporate and Shareholder Information
Avado Brands, Inc.

Corporate Headquarters
Avado Brands, Inc.
Hancock at Washington
Madison, GA 30650
Telephone: (706) 342-4552

Independent Auditors
KPMG LLP
303 Peachtree Street, N.E.
Suite 2000
Atlanta, GA 30308

Transfer Agent and Registrar
SunTrust Bank, Atlanta
Corporate Trust Division
P.O. Box 4625
Atlanta, GA 30302

Annual Meeting
The Annual Meeting of Shareholders is scheduled at 11:00 a.m., Tuesday, May 4, 1999, to be held at the offices of the Company in Madison, Georgia.

Form 10-K
A copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 1999 is filed electronically with the Securities and Exchange Commission and is available on the SEC Web site. Copies will be sent to any shareholder upon request to Investor Relations.

Investor Relations
Tony Shaffer, Director of Investor Relations
Hancock at Washington
Madison, GA 30650
Telephone: (706) 342-4552
Facsimile: (706) 342-9283
E-mail:    tshaffer@corp.avado.com

Investor  Information
The Company's common stock and convertible preferred securities are traded on the Nasdaq Stock Market (National Market) under the symbols "AVDO" and "AVDOP," respectively. A list of the brokerage firms publishing research on Avado Brands is available upon request by calling the Investor Relations department or writing Investor Relations.

Shareholder Information
As of March 1, 1999, there were approximately 17,000 shareholders of the Company's common stock, based on the number of record holders and the estimated number of individual participants represented by security position listings.

Shareholder of Record
Shares are held in the shareholder's name which means the holder is registered directly on the books of the Company as a shareholder of record. Stock may be in the form of a traditional stock certificate, or it may be confirmed by a Company statement reflecting ownership in shares that have been deposited or transferred to your ESOP or employee stock purchase account.

Street Name Shareholder
Shares are held for the shareholder in a "street name" account by a broker chosen by the shareholder. Proxy material is mailed by the broker which always takes a little more time than if Avado Brands were able to mail directly to the shareholder. The Company would like to encourage all street name shareholders to consider becoming a shareholder of record by registering your stock certificates in your own name so communications with you are direct and more expedient.

Stock  Price  Performance
A summary of the high and low sales prices per share for the Company's common stock is presented below.

                                                                High        Low
--------------------------------------------------------------------------------
1998
  First Quarter                                               $15.44     $10.50
  Second Quarter                                              $16.00     $12.44
  Third Quarter                                               $15.44     $10.88
  Fourth Quarter                                              $11.13     $ 7.00
1997
  First Quarter                                               $15.13     $11.75
  Second Quarter                                              $16.00     $12.25
  Third Quarter                                               $19.25     $13.69
  Fourth Quarter                                              $19.94     $13.38
--------------------------------------------------------------------------------

Dividends
The following table shows cash dividends declared per share on the Company's common stock:

Quarter ended                                        1998       1997       1996
--------------------------------------------------------------------------------
March                                             $0.0100      0.008      0.006
June                                               0.0125      0.010      0.008
September                                          0.0125      0.010      0.008
December                                           0.0125      0.010      0.008
--------------------------------------------------------------------------------
Total                                             $0.0475      0.038      0.030
================================================================================